05/04

04054247

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Philodrill Corp.

*CURRENT ADDRESS

PROCESSED

AUG 1 2 2005

**FORMER NAME

THOMSON FINANCIAL

**NEW ADDRESS

FILE NO. 82- 2579

FISCAL YEAR 12-31-03

• *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B (INITIAL FILING) ☐

AR/S (ANNUAL REPORT) ☑

12G32BR (REINSTATEMENT) ☐

SUPPL (OTHER) ☐

DEF 14A (PROXY) ☐

OICF/BY: dlw

DAT : 8/10/05

File No. 82-2579

RECEIVED
2004 OCT -5 A 9:41
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

AR/S
12-31-03

THE PHILODRILL CORPORATION

Annual Report 2003

Contents

Financial Highlights

(In Thousands of Pesos)

	December 31		
	2003	2002 (As Restated)	2001 (As Restated)
FOR THE YEAR			
Revenues from Petroleum Operations	**21,853**	30,194	35,090
Investment Income (Loss)	**21,120**	31,623	(7,187)
Interest and Other Income	**10,022**	14,213	13,315
Net Loss	**(38,331)**	(21,315)	(57,705)
AS OF END OF YEAR			
Total Assets	**2,647,476**	2,613,672	2,611,810
Current Liabilities	**487,246**	353,592	411,311
Noncurrent Liability	**–**	56,657	–
Net Worth	**2,160,230**	2,203,423	2,200,499
Authorized Capital	**1,550,000**	1,550,000	1,550,000
Issued and Subscribed Capital	**1,534,944**	1,534,950	1,534,950
Treasury Stock	**–**	–	63,179

Letter to Stockholders

DEAR FELLOW STOCKHOLDERS:

We are pleased to submit your company's Financial and Operating Report for the calendar year ended December 31, 2003.



Financial Performance

Your company's revenues suffered a 30% decline in 2003, from ₱76.0 million in 2002 to ₱53.0 million in 2003. Petroleum revenues dropped by ₱8.3 million or 28% despite relatively higher oil prices, due to the temporary stoppage of production from the Nido and Matinloc fields in the last quarter of 2003. This was brought about by the decision of the consortium's sole customer, Caltex Philippines, to close down its Batangas oil refinery and instead import Clean Air Act compliant petroleum products for sale in the country. Oil production resumed only in January 2004 in preparation for a spot sale of 54,000 barrels to Pilipinas Shell Petroleum Corporation (PSPC). The first shipment of around 14,000 barrels was delivered to PSPC in April 2004.

The other major component of your company's revenues, equitized earnings of associated companies, decreased by 33% or ₱10.5 million. Penta Capital Investment Corporation (PCIC) officially reported a net income of ₱17.2 million for 2003. However, our auditors were mandated under the existing rules of the Securities and Exchange Commission (SEC) to make certain restatements in the financial results of PCIC for equitization purposes, in order to ensure that your company's financial statements are compliant with generally accepted accounting principles (GAAP). After such adjustments involving mainly the booking of loss provisions in certain accounts of PCIC, the company's operating result was transformed to a loss of ₱19.1 million which was used as the basis for computing your company's equity share, thus giving rise to the relatively substantial decline in our revenue from this particular source.

With regard to costs and expenses, the aggregate level of ₱91.2 million in 2003 was ₱5.8 million lower than the restated level of ₱97.0 million in 2002. Three major extraordinary items accounted for much of the change: in 2002, two loss provisions totaling ₱19.4 million were booked which were no longer present in 2003; however in 2003, accrued loan penalties amounting to ₱15.7 million were booked on the DBP loan, which accrual was non-existent in 2002.

Mainly because of the large shortfall in revenues, a loss of ₱38.3 million was incurred in 2003 as against a loss of ₱21.3 million posted in 2002. Our auditors booked certain adjustments affecting the 2002 results, giving rise to a net loss figure which is ₱6.5 million higher than previously reported for that year. As earlier explained, these adjustments were necessary to make the financial statements compliant with GAAP as mandated under the newly implemented SEC rules.

Total assets as of the end of 2003 stood at almost ₱2.65 billion, higher than the previous year's level by around ₱34.0 million. The major changes occurred in deferred oil exploration and development costs, investments and other noncurrent assets, which posted an aggregate increase of ₱44.0 million. This was partly offset by a reduction of close to ₱7.0 million in current assets.

There was a substantial increase in total liabilities, from ₱410.2 million as of year-2002 to ₱487.2 million in 2003. This resulted from the booking of accrued interest and a portion of the penalties on our various loans, as well as the restatement of our foreign currency denominated accounts payable. The continued decline in your company's cash flow generating revenues, particularly from our petroleum operation, has given rise to debt servicing difficulties. We had previously anticipated this situation and as mentioned in last year's report, we were laying down the groundwork for the possible sale of a portion of your company's non-oil assets in order to generate much-needed funds with which we could pay off some of our existing loans. Unfortunately the uncertain political and economic climate here and abroad forced many potential investors to put on hold important investment decisions. As a consequence, our efforts have so far failed to achieve the desired results. Negotiations are underway with our creditor banks with regard to the possibility of loan restructuring and/or arranging a mutually acceptable alternative mode of settlement. We hope that as the political situation in the country normalizes after the May 10 national elections, we could finally move forward in our attempts to generate funds externally through the sale of investments.

We regret to report that your company failed to reach agreement with one of its creditor banks, Development Bank of the Philippines (DBP), with regard to the extension of the final payment deadline for a loan totaling ₱84.5 million inclusive of accrued interest and penalties. Our repeated proposals to settle the loan through a dacion of a portion of our group's holdings of Metro Rail Transit (MRT) 3 bonds were likewise rejected by DBP. This loan was secured by a portion of your company's stockholdings in EDSA Properties Holdings, Inc. (EPHI) which we had tried to sell, but failed to do so, due to the depressed equities market as discussed in the preceding paragraph. DBP conducted an auction sale on January 23, 2004 where the EPHI shares were sold to the highest bidder. Because the effective selling price for the shares was substantially lower than the carrying cost, your company incurred a loss of about ₱220.5 million which will be booked for 2004. On the positive side, our liabilities were reduced by the value of the loan, and borrowing costs will be reduced substantially by the amount of the interest and penalty charges on the loan.

Total stockholders' equity amounted to ₱2.16 billion as of December 31, 2003, lower by ₱43.2 million from the previous year's level. The major change occurred in retained earnings, corresponding to the amount of the operating loss incurred during the year. The investment valuation reserve representing the difference between the cost and market value of your company's publicly listed stock investments increased by ₱3.9 million to ₱200.8 million.

Petroleum Operations

Crude oil production from the Nido and Matinloc fields dropped by 42% to 148,582 barrels in 2003. As discussed in the first part of this report, following the decision of Caltex Philippines to shut down its refinery by the last quarter of the year, crude production was temporarily stopped in September 2003. Statistics show that up to the end of August 2003, cumulative year-to-date production was running only 10% lower than that for the same period in 2002. Also as previously mentioned, a 54,000 barrel spot sale has been negotiated with Pilipinas Shell, the initial shipment for which was made in April 2004. The consortium looks forward to the eventual signing of a long-term crude supply contract with Pilipinas Shell.

As reported last year, the SC 14 consortium and Union Oil of California (Unocal) entered into a Joint Development Study and Farmin Option Agreement involving the Galoc discovery in offshore Palawan. Under this agreement, Unocal would conduct a phased study of the Galoc reservoir to determine the commercial feasibility of developing and producing the field. The results of this comprehensive evaluation, which was released in October 2003, established the Galoc marketable oil reserves at a conservative 23 million barrels. The study also outlined the proposed development and production scenario for the field.

Notwithstanding the favorable results of the study, the relatively small indicative size of the Galoc field apparently did not meet the internal project benchmark of Unocal. Consequently, Unocal elected not to exercise its farm-in option into the block. However, following Unocal's withdrawal, several smaller foreign oil exploration companies have expressed serious interest for a possible farm-in into Galoc. The terms and conditions for their entry into the consortium are presently under negotiation.

In the first quarter of 2004, the members of the SC 14, 6 and 6B consortia were informed by U.S.-based Vaalco Energy, Inc. of its decision to divest of its various petroleum interests in the Philippines. Vaalco is the parent company of the Alcorn companies in the country which are either operators of or participants in the foregoing consortia. Vaalco offered to sell its petroleum assets, with assumption of liabilities, to the other members of the joint ventures for a nominal amount of U.S.$100.00, which offer was accepted by all the parties concerned. A Purchase and Sale Agreement (PSA) was signed on April 30, 2004 stipulating the terms and conditions of the transfer of assets, liabilities and equities effective February 1, 2004. The PSA specifies April 30, 2004 as the closing date and June 30, 2004 as the turnover date of the joint operations to the surviving partners. By virtue of the PSA, your company acquired its pro-rata share of Alcorn's various participating interests in SC 14, 6 and 6B. The revised equity interests are shown in the Petroleum Projects section of this report.

The partners have appointed from among themselves members of technical and finance committees who will coordinate closely with Alcorn personnel during the transition period between April 30 and June 30, 2004 to facilitate the complete and orderly turnover of operations, assets, data and other accountabilities preparatory to the appointment of a new operator on June 30, 2004. Meanwhile, farm-in proposals have been received for both the producing and non-producing areas of the blocks being taken over from Alcorn. These proposals are under serious consideration by the consortium.

We believe that Alcorn's withdrawal could provide the Filipino partners an opportunity to enhance the economic viability of the producing fields through better cost management and improved operating efficiency. In addition, the prospective farm-out of undeveloped blocks such as Galoc and West Linapacan could generate substantial revenues over the medium term. Your company is taking an active part in the ongoing efforts to effect an orderly transition of operatorship from Alcorn and in negotiating the most favorable farm-out terms for the various blocks, both producing and non-producing.

In SC 6A, Rock Oil International, Inc. (ROII) and the consortium finally signed the Farmout Agreement in February 2004 under which agreement ROII committed to the drilling of the first well by June 27, 2004 at ROII's sole expense. The technical study that was earlier commissioned by ROII as part of its farm-in commitment yielded highly positive results. Several promising prospects were identified in the farm-out area, one of which, the West Malajon prospect, has been selected as the drilling target for ROII's first well. We are looking forward to ROII's drilling of this well in view of our relatively large equity interest in this service contract and the good potential of the drilling prospect.

With regard to the south Sulu Sea block covered by SC 41 under the operatorship of Unocal, the Filipino partners have agreed to unitize their equity interests in the two sub-blocks consisting of the shallow and deepwater portions of the contract area. As a result, your company acquired a unitized equity participation of 4.203% in both sub-blocks while shedding a portion of its original 9.12% equity applicable only to the shallow water area of the block. It should be noted that some interesting drilling prospects are located in the deepwater area where we previously had no participation. Our 4.203% equity interest was diluted to 2.32% in October 2003 with the entry into the consortium of two foreign exploration companies as farminees.

The SC 41 consortium has approved the drilling of two back-to-back wells, with the first well, Zebra-1, scheduled for spudding towards the latter part of June 2004. The primary sand target at 6,000 feet depth has been prognosed to contain 58 million barrels of mean recoverable oil reserves plus 300 billion cubic feet of gas. Your company will be carried free in the cost of this well. The second well, Rhino-1, will be drilled at an estimated cost of close to U.S.$6.0 million, and your company will pay its pro-rata share in the well cost. With a programmed depth of 8,000 feet, the target sands of the Rhino well could contain mean reserves of about 208 million barrels of oil and 300 billion cubic feet of gas. We understand that the drilling rig will be mobilized from Singapore by the second week of June in time for the expected spudding of the first well by the third week of the month. We are optimistic about the future results of the drilling of these two wells. Should the prognosed oil and gas reserves be discovered, your company stands to generate substantial revenues once the fields are developed.

In GSEC 75, upon the recommendation of our technical staff, we decided not to exercise our buyback option which expired on June 15, 2003. As reported last year, your company and the other members of the consortium elected not to participate in the Victoria-3 well which was drilled by PNOC-EDC in December 2001 and was subsequently plugged and abandoned as a dry well in March 2002. However our group has not completely severed our participation in this block since we have negotiated an option involving the possible purchase of equity from another company which intends to farm-in into this area. We will continue to monitor future developments before taking any further steps.

With regard to the onshore Mindoro project and the SWAN block in northwest Palawan, activities were at a relatively low level pending the DOE's decision on the two consortia's application for new Geophysical, Service and Exploration Contracts (GSEC) over these areas. There have been expressions of farm-in interest on these blocks, and we will continue to work closely with the DOE for the renewal of our group's license to explore these areas.

Other Investments

EDSA Properties Holdings, Inc. (EPHI) experienced improved profitability in 2003, posting a ₱251 million net income for the year. Rental revenues from the shopping mall improved due to the successful implementation of the renovation project which expanded the mall's leasable area and enhanced its overall ambiance, resulting in higher customer traffic. However there was a decline in rental income from the EDSA Shangri-La Hotel due to lower occupancy attributable to terror threats and the hotel's own renovation program. Equitized income likewise decreased on account of the drop in the profits of KSA Realty, the owner of The Enterprise Center, where EPHI has a 23.5% equity interest.

The construction of the Shang Grand Tower residential condominium located in Makati's central business district remained on track towards its expected completion in December 2005. The residential units are already being pre-sold, and the EPHI management is confident that sales will accelerate as the project nears completion.

In the financial services sector, Penta Capital Investment Corporation (PCIC) continues to be actively involved in its primary business of investment banking, financing, and debt restructuring. The company reported a net income of ₱17.2 million for 2003, 29% lower than the 2002 profit. The decline was mainly due to a drop in fee-based income coupled with an increase in loss provisions for doubtful loan accounts.

PCIC as the financial adviser for the Metro Rail Transit (MRT) 3 Project played an important role in obtaining a strong domestic credit rating for the MRT bonds which paved the way for a secondary offering of part of the total bond issue in the last quarter of 2003. PCIC has likewise been appointed as the lead financial adviser for the proposed MRT Line 7 which will link the SM City North with SM Marilao in Bulacan.

Anglo Philippine Holdings Corporation (APHC) maintained its equity investments in the MRT 3 Project as well as in the North Triangle Depot Commercial Corporation and the MRT Development Corporation. The EDSA MRT's ridership continues to build up. The contract terms for Phase 2 of the project are under negotiation with the government. APHC participated in the secondary offering of the MRT bonds in late 2003, the proceeds from which were used to retire a portion of the company's outstanding obligations.

Atlas Consolidated Mining and Development Corporation (ACMDC) is in the process of updating the detailed feasibility study involving the proposed rehabilitation and reopening of the company's Toledo copper mine. A reputable international engineering group will subsequently review and upgrade the feasibility study to bankable status. An agreement has been reached with a foreign investor which intends to infuse a major component of the funds needed for the rehabilitation of the Toledo mine should the results of the updated feasibility study be favorable.

Summary and Outlook

The liquidity problem that has been burdening your company over the past few years is a major concern that needs to be addressed as soon as possible. We need to reduce substantially, if not eliminate altogether, your company's existing debt which has been exacting a heavy toll on profitability and resources. Short of raising new equity funds, a move which would be ill-advised at this time, the remaining plausible option would be to continue with our efforts to sell some of our non-oil assets and use the funds to be generated to retire some of our debt. We believe the country's political situation would settle down after the May 10 elections and would bring about an economic climate that would attract and encourage both local and foreign investors to seriously consider the numerous investment opportunities in our country.

On the brighter side, our petroleum projects provide some cause for optimism with regard to the prospects of your company for the medium and long term. The forthcoming scheduled drillings in offshore Palawan and south Sulu Sea under SC 6A and 41 respectively could generate substantial revenues for your company should the results be positive, due to the sheer size of the potential reserves. According to reliable sources, crude oil from the Sulu Sea wells could be produced as early as the last quarter of 2006 should exploratory drilling be successful. In addition, good farm-out opportunities exist for SC 14 and 6B, which your company, together with the other non-operators, acquired completely from Alcorn in early 2004. The notable areas in these service contracts are Nido, Matinloc, Galoc, West Linapacan and Cadlao, the combined potential revenues from which could be quite sizable considering the meaningful equity participation that your company has in these areas except for Cadlao where we have a relatively small carried interest.

In closing, we wish to express once more our gratitude to our stockholders for their continuing support and confidence, to our employees for their loyalty and hard work, and to our directors for their counsel and guidance. We trust that the near future would bring positive developments, the financial rewards from which could be eventually translated into tangible benefits for the many stakeholders in this company of ours.

ALFREDO C. RAMOS
Chairman and President

May 31, 2004

Petroleum Projects

SERVICE CONTRACT NO. 6A (Octon)

During a series of technical committee meetings held between January and March 2003, PHILODRILL and farminee Rock Oil International (ROII) presented the progress and the results of the technical work done on the farm-out block (the North Block) as well as the rest of SC6A.

From the reprocessed and custom processed 3D seismic data, three major structural complexes have been mapped, namely the Barselisa Complex, East Barselisa Prospect and the Malajon Complex. Direct hydrocarbon indicators (DHI) in the Malajon Complex have been observed. Play analogues to these prospects were seen in the proven fields of Borneo and SE Asia. Subsequent detailed works have identified eight prospects, namely West Malajon, East Barselisa, Malajon Syn-rift, Santa Rita, Barselisa, Capare, San Vicente and Concepcion. Out of the eight, the highest ranked prospect in terms of size, DHI, and commercial success probability is the West Malajon prospect with a ₱50 probability and mean recoverable reserves of 60 million barrels.

The Consortium approved the elevation of these prospects to drillable status during an operating committee meeting (OCM) held in May 2003. ROII also proposed and discussed additional work programs envisaged to complement what had been accomplished thus far on the block. These programs include additional prospect generation and AVO/DHI studies and biostratigraphic work. The partners, however, voted to defer the proposed additional programs, pending submission by ROII of the projects' objectives, timetable and budget.

ROII likewise completed special studies aimed to generate continuous and accurate petrophysical attributes e.g. compressional, acoustic, shear acoustic and density logs on specific SC 6A wells and to investigate the impact of different fluids (oil, water and gas) and different depths of burials have on seismic signatures. These studies are important in lithologic modeling and serves as link between geophysical (seismic), petrophysical and geological data.

The geological and geophysical study was completed in June 2003 and yielded highly encouraging results. ROII thus formally committed to drill its first option well by mid-2004 and had started meeting with various companies including UNOCAL, Halliburton, SEDCO and CNOOC in search of a drilling rig.

In August, the consortium discussed the initiative of Oriental Petroleum & Minerals Corporation (OPMC) to buy back its defaulted interest in SC6A which had been distributed among the other members of the consortium. The consortium members agreed to comply with the relevant provision of the Operating Agreement which stipulates that should any member agree to sell back part or all of its acquired participating interest to OPMC, the other members should first be given the right of first refusal on the subject participating interest.

For the rest of the 2003, the Consortium worked on the finalization of the Farmout Agreement (FOA). Among the contentious issues that delayed the execution of the FOA was the "carried interest" issue for which two compromise formulae were proposed, involving diverse reduction in the carried interests. This, however, was resolved in January 2004 with the unanimous adoption of the 1992 HEPCO formula which provides for 50% reduction of the net carried interest. The FOA was finally signed in February 2004.

Contractually, ROII is obligated to spud the first well by June 27, 2004.

SERVICE CONTRACT NO. 6/6B (Cadlao/Bonita)

Exploration activities on SC 6/6B remain suspended.

PHILODRILL is a non-paying party in SC 6 Cadlao, holding a 0.802702% revenue share in the gross proceeds from the Cadlao Production Block. The company has a 21.875% interest in the SC 6B Bonita Block.

SERVICE CONTRACT NO. 14 (Nido, Tara, Matinloc, Galoc/West Linapacan)

Operations Review

The combined oil production from the Nido and Matinloc fields totaled 148,582 barrels in 2003, a decrease of 42.1% from the previous year's combined output of 256,560 barrels. The temporary suspension of operations at the two fields in September 2003 contributed significantly to the decline in production. Caltex Philippines terminated its purchase contract with the consortium following the former's decision to close down its refinery in Batangas province due to the stringent product standards mandated by the Clean Air Act which, among others, sets a strict limit to the sulfur content of refinery products. Palawan crude has a relatively high sulfur content. SC 14 operator Alcorn was able to subsequently

2003 Crude Oil Production Summary
(in barrels)

	Nido	Matinloc	Total
January	13,602	9,778	23,380
February	0	8,772	8,772
March	12,402	8,460	20,862
April	11,285	11,395	22,680
May	13,624	7,585	21,209
June	4,007	9,124	13,131
July	11,718	8,776	20,494
August	13,673	4,381	18,054
September	0	0	0
October	0	0	0
November	0	0	0
December	0	0	0
Total	**80,311**	**68,271**	**148,582**

negotiate a spot sale of around 54,000 barrels with Pilipinas Shell Petroleum Corporation. The first shipment of approximately 13,500 barrels was made in April 2004.

Nido/Matinloc Production Enhancement Project

In July 2003, Australian-based partner Nido Petroleum commissioned a study aimed to enhance production from the Nido and Matinloc fields. The completed study proposed the rescheduling of the cyclical lifting pattern for the two fields and the employment of downhole jet pumps to improve crude production. The study indicated that an additional four million barrels could still be produced from the two fields using these methods. The proposal was shelved for lack of interest by operator, Alcorn.

Nido Petroleum also proposed the further study and possible farmout of the Pag-asa Turbidites, the section below the Carcar Limestone Formation down to the top of the Nido Limestone. Nido Petroleum expected to establish the Pag-asa turbidites as a valid target. The proposal likewise failed to generate enough support.

Galoc Studies

As mentioned in last year's report, the consortium signed a Joint Development Study & Farm-in Option Agreement with Union Oil Of California (Unocal) in November 2002. The agreement involves the phased study of the Galoc oil and gas discovery under Block C of SC 14, with the aim of establishing the commercial potential of the Galoc field.

Employing the vast resources at its disposal, Unocal completed the Galoc Development Feasibility Study in October 2003. The project was a competent, rigorous and thorough technical job involving the Galoc Clastic Unit (GCU) in general, and the Galoc oilfield in particular which contains at least 23 million barrels of marketable oil reserves. The study involved pre-stack 3D data migration and interpretation, focusing on the geologic and engineering aspects of the GCU reservoir. To produce the Galoc field economically, the Unocal study proposed the drilling of additional production wells and injection wells for pressure maintenance, and the use of a floating production and storage offloading (FPSO) facility.

Despite the positive results of the Galoc feasibility study, the relatively small size of the Galoc reserves failed to meet the project benchmark of Unocal, which is a relatively large oil exploration company. As a result, Unocal opted not to exercise its farm-in option into the block. The Galoc consortium has already received farm-in proposals from a number of smaller foreign companies with the technical and financial resources to develop and operate smaller oil fields such as Galoc. Farm-in negotiations are ongoing.

Alcorn's Withdrawal and Farm-in Opportunities

In February 2004, Alcorn's U.S.-based parent company, Vaalco Energy, Inc., made a decision to divest all of its Philippine petroleum assets and to sell its various interests in SC 14, 6 and 6B to the other existing partners. On February 29, 2004, an Option Agreement was entered into between the Vaalco group and the remaining partners stipulating the terms and conditions for the proposed sale of Vaalco's interests. Subsequently, on April 30, 2004, a Purchase and Sale Agreement was executed by the same parties to consummate the transaction. The agreement stipulates February 1, 2004 as the effective date of the transfer, April 30, 2004 as the closing date, and June 30, 2004 as the turnover date of the joint operations to the surviving partners. The period between April 30 and June 30, 2004 will be a transition period in which the joint operations will continue to be under the operatorship of Alcorn, which will coordinate closely with two transition teams formed by the surviving partners for the orderly turnover of operations, assets, personnel, and technical and financial data. By June 30, 2004, the consortium is expected to elect a new operator.

Farm-in proposals have already been received from certain foreign companies for both the producing and non-producing areas that will be taken over from Alcorn. The proposals involve, among others, the continued operation and possible enhancement of production from the producing areas, and the investigation, study and evaluation of the non-producing areas. The initial stages of farmout negotiations are underway.

SERVICE CONTRACT NO. 41 (Sulu Sea)

In March 2003, Unocal as operator presented the status of the minimum work program for contract year (CY) 2002-2003 which ended on May 10, 2003. The results from the three components of the work program namely, the ocean bottom survey, depth conversion and SAR-slick survey, were mainly inconclusive. Nonetheless, the operator continued with its farmout efforts.

The Department of Energy (DOE) granted the Consortium until August 2003 to run a 2D seismic program in lieu of the CY 5 well commitment, and the deadline for committing to the CY 6 well commitment was moved to February 2004. In return, the DOE requested the Consortium to significantly modify the block boundaries to approximate a rectangular block with an area of about 6000 square kilometers.

With the radical modification of the block boundaries, Unocal proposed to unitize the equity interests over the two SC 41 sub-blocks. In May 2003 the Filipino partners adopted a unitized SC 41 equity structure using a pro-rata area computation based on the new DOE-approved block outline. As a result, PHILODRILL gave up part of its interest share of 9.12516% in Block A (shallow water area), but retained a unitized 4.203% participating interest for the whole block consisting of both the shallow water and deep water areas. The equity structure was further modified with the entry of farminees BHP, Amerada Hess, and Occidental Petroleum in October 2003. PHILODRILL's equity was reduced to 2.322% after the farm-in.

Following the July 2003 presentation by Unocal of the results of their studies identifying new play types and mapping of a number of leads/prospects within the block, a new seismic program was undertaken at the sole expense of the new farminees. A total of 2,186 line kilometers of new 2D seismic data was acquired in addition to the reprocessing and special processing of existing 2D and 3D data.

In February 2004 the consortium approved the drilling of a structure named Zebra. The Zebra structure comprises a series of fault blocks, called the Zebra South, Sebra West and Zebra North blocks. The Zebra-1 well will test the Zebra South fault block. A more detailed drilling program for the well was presented during a management meeting held on May 13, 2004. The Zebra-1 well is scheduled for spudding in June 2004 using the rig SEDCO 601 supported by two floating warehouses. The well is programmed to reach a depth of 9,350 feet with the primary sand targets expected at the 6,000 feet depth, containing estimated recoverable reserves of 58 million barrels of oil plus 300 billion cubic feet of gas. With a drilling budget of US$7.7 million, PHILODRILL and the rest of the Filipino partners will be carried on this well. During the same meeting, Unocal also recommended the drilling of a second well, RHINO-1. As opposed to the first well, the Filipino companies will participate in the cost of this second well.

GSEC NO. 75 (Central Luzon)

A report on the Victoria-3 well, drilled in 2001 by PNOC-Energy Development Corporation (PNOC-EDC) at its sole cost, showed some development of gas-charged sands. However, its high water saturation has significantly reduced the flow rate making the well uneconomical to produce. The report also stated that any further drilling over this prospect is not recommended.

PHILODRILL and the other members which did not participate in the drilling of the Victoria-3 well were initially given up to June 15, 2003 to exercise the option to reacquire 10% equity by collectively paying a total of $4.5 MM. This deadline was subsequently extended until August 2003, after which another request for further extension was denied, as well as the request by the PHILODRILL Group to be included in the new application for a service contract by PNOC-EDC over the same area.

PHILODRILL subsequently negotiated an option from Reliance Oil & Gas, Inc., a Filipino registered corporation with U.K. funding, which had previously negotiated with PNOC-EDC for a farm-in into the block involving the acquisition of a 75% equity interest for the cost of two wells. The PHILODRILL Group signed an option agreement with Reliance which provides for the possible purchase of a maximum 10% equity interest in the block at various stages in the drilling of the two aforementioned wells.

GSEC No. 98 (Onshore Mindoro)

PHILODRILL reported in 2002 the engagement of Seasteams, Inc. for the formulation and conduct of an Information and Education Campaign (IEC) in Mindoro to help mitigate the security risks existing in the area. In January 2003, PHILODRILL reported to the DOE the progress of the work and requested for a six months extension of the deadline for its completion. The DOE, however, deferred the request and instead required the operator to submit pertinent documents attesting to the security threats posed by insurgent movement in the area. These documents were submitted to the DOE.

In early 2003, PNOC–EDC indicated its interest to farm-in into the onshore Mindoro block. Subject to the usual confidentiality agreement, PNOC-EDC was given access to the consortium data. In addition, a technical presentation to PNOC-EDC staff was made in April 2003. As of this writing, PNOC-EDC has not formalized its farm-in proposal.

The GSEC technically expired on September 23, 2003. PHILODRILL as operator has sought an extension of the contract, which request remains pending with the DOE. In the meantime, the DOE has allowed the consortium to seek other potential farminees for the Mindoro Block.

SWAN Block (Northwest Palawan)

PHILODRILL, together with partners South China Resources, Inc. and Basic Consolidated, Inc., started negotiations with the DOE in January 2003 for a new GSEC. During a partners' meeting in February 2003, the partners agreed to move forward with the unitization of the four sub-blocks into a single block, as earlier proposed by potential farminee Unocal. Unocal has indicated willingness to assume 100% of the costs to explore and develop the SWAN Block in exchange for 85% equity. Unocal also agreed to shoulder all commitment costs attendant to the GSEC application.

The DOE called for a technical presentation of the SWAN Block in April 2003 where the consortium was apprised of the DOE's decision to hold in abeyance the GSEC application. The DOE has included the SWAN Block under the coverage of the First Philippine Contracting Round and will only consider any application for a full service contract with a well commitment. It was also suggested that the consortium apply for a Non-Exclusive Geophysical Permit (NEGP) over a substantially reduced area covering the identified Santa Monica and Culion Fan prospects.

After being informed of the developments, the partners agreed to proceed as previously planned, i.e. to unitize the equity participations and proceed with the search for farm-in partners. A U.K.-based company has expressed interest to participate with the consortium in submitting a joint bid to the DOE for the areas under the SWAN Block. Negotiations are ongoing, with the possibility that the consortium may join the application with 15% carried interest equity participation.

Southwest Palawan

PHILODRILL is participating in the application for a new GSEC which remains pending with the DOE.

Statement of Management's Responsibility for Financial Statements

The management of The Philodrill Corporation is responsible for all information and representations contained in the financial statements for the years ended December 31, 2003, 2002 and 2001. The financial statements have been prepared in conformity with generally accepted accounting principles in the Philippines and reflect amounts that are based on the best estimates and informed judgment of management with an appropriate consideration to materiality.

In this regard, management maintains a system of accounting and reporting which provides for the necessary internal controls to ensure that transactions are properly authorized and recorded, assets are safeguarded against unauthorized use or disposition and liabilities are recognized. The management likewise discloses to the company's audit committee and to its external auditor: (i) all significant deficiencies in the design or operation of internal controls that could adversely affect its ability to record, process, and report financial data; (ii) material weaknesses in the internal controls; and (iii) any fraud that involves management or other employees who exercise significant roles in internal controls.

The Board of Directors reviews the financial statements before such statements are approved and submitted to the stockholders of the company.

SyCip Gorres Velayo & Co., the independent auditors appointed by the stockholders, has examined the financial statements of the company in accordance with generally accepted auditing standards in the Philippines and has expressed its opinion on the fairness of presentation upon completion of such examination, in its report to the Board of Directors and stockholders.

Signed under oath by the following:

ALFREDO C. RAMOS
Chairman of the Board/Chief Executive Officer

AUGUSTO B. SUNICO
Chief Financial Officer

Report of Independent Auditors

SGV & Co

The Stockholders and the Board of Directors
The Philodrill Corporation

We have audited the accompanying balance sheets of The Philodrill Corporation as of December 31, 2003 and 2002, and the related statements of income, changes in stockholders' equity and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. We did not audit the financial statements of EDSA Properties Holdings Inc. (EPHI), PentaCapital Investment Corporation (PentaCapital) and PentaCapital Holdings, Inc. (Penta Holdings), the investments in which are reflected in the accompanying financial statements using the equity method of accounting. The investments in EPHI, PentaCapital and Penta Holdings represent about 50% of total assets in 2003 and 2002, and the equity in their net earnings or losses represents about 40%, 42% and 15% of total revenues in 2003, 2002 and 2001, respectively. The financial statements of EPHI and PentaCapital for 2003, 2002 and 2001 and Penta Holdings for 2002 and 2001, were audited by other auditors whose reports, have been furnished to us, as described in the fourth, fifth and sixth paragraphs and our opinion, insofar as they relate to the amounts included for EPHI and PentaCapital in 2003, 2002 and 2001 and for Penta Holdings in 2002 and 2001, is based solely on the reports of other auditors.

Except as discussed in the third paragraph, we conducted our audits in accordance with auditing standards generally accepted in the Philippines. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits and the reports of other auditors provide a reasonable basis for our opinion.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

In our auditors report dated April 24, 2003, our opinion on the 2002 financial statements was qualified in part because the Company's equity in net earnings of PentaCapital in 2002 was based on unaudited financial statements. The audited financial statements of PentaCapital became available on May 5, 2003 and the report of other auditors on the 2002 financial statements of PentaCapital was qualified. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2002 have been restated. The adjustments increased net loss by ₱2.1 million in 2002. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.

Moreover, our report on the 2002 financial statements was qualified because of the effects on the 2001 financial statements of (a) direct charge to retained earnings of additional valuation reserve on certain assets of PentaCapital and PentaCapital Finance Corporation (98.75% owned subsidiary of PentaCapital) aggregating to about ₱88.7 million, net of corresponding deferred tax asset of ₱36.5 million and (b) nonrecognition of additional allowance for probable losses on customers account and the related deferred tax assets by Intra-Invest Securities, Inc. (50% owned by PentaCapital) of about ₱8.0 million and ₱2.6 million, respectively. The net effect of the above qualifications would have decreased PentaCapital's net income by ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. As discussed in Note 7 to the financial statements, the Company adjusted the 2003 financial statements to reflect the adjustments on the equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative financial statements for 2001 have been restated. The adjustments increased net loss by ₱37.6 million in 2001. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to these matters.

The reports of other auditors on the 2003, 2002 and 2001 financial statements of EPHI and on the 2002 and 2001 financial statements of Penta Holdings were unqualified.

As discussed in Note 7 to the financial statements, the Company charged directly to the "Unrealized losses on decline in market value of investments" account under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million in 2002. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted for on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by about ₱10.1 million. Accordingly, our opinion on the 2002 financial statements, as presented herein, is no longer qualified with respect to this matter.

In our opinion, based on our audits and the reports of other auditors, except for the effects on the 2003 financial statements of such adjustments, if any, as might have been disclosed had we been able to perform sufficient additional procedures on the 2003 financial information of Penta Holdings as discussed in the third paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of The Philodrill Corporation as of December 31, 2003 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December31, 2003 in conformity with accounting principles generally accepted in the Philippines.

As discussed in Note 2 to the financial statements, the suspension of production activities in the West Linapacan oilfields raises an uncertainty as to the profitability of petroleum operations. The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

As discussed in Note 2 to the financial statements, the Company has incurred recurring losses. Also, as of December 31, 2003, the Company's current liabilities exceeded its current assets by ₱468.4 million. In addition, in 2003, the Company had difficulty meeting its obligations to its creditor banks. These conditions, along with other matters as set forth in Note 2 to the financial statements, indicate the existence of a material uncertainty which may cast significant doubt about the Company's ability to continue as a going concern. Management's plans, in regard to these matters, are fully discussed in Note 2 to the financial statements. The financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

Sycip Gorres Velayo & Co.

Makati City
April 21, 2004

Balance Sheets

		December 31	
		2003	2002 (As Restated, Notes 3 and 7)
ASSETS			
Current Assets			
Cash	₱	**2,235,123**	₱ 1,140,340
Receivables (Notes 4 and 5)		**16,001,362**	24,293,381
Other current assets		**613,382**	319,296
Total Current Assets		**18,849,867**	25,753,017
Noncurrent Assets			
Property and Equipment - net (Notes 2, 5 and 6)		**301,144,341**	305,759,035
Investments - net (Notes 7, 9 and 15)		**1,378,504,409**	1,366,040,643
Advances to affiliated companies - net (Note 15)		**67,998,042**	66,690,455
Deferred oil exploration and development costs (Notes 2, 5 and 8)		**820,540,256**	800,073,889
Other noncurrent assets - net (Notes 5 and 9)		**60,439,012**	49,354,916
Total Noncurrent Assets		**2,628,626,060**	2,587,918,938
TOTAL ASSETS	₱	**2,647,475,927**	₱ 2,613,671,955
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current Liabilities			
Loans payable (Notes 10 and 15)	₱	**258,346,160**	₱ 244,303,547
Accounts payable and accrued expenses (Notes 5 and 11)		**162,235,132**	99,279,196
Current portion of long-term debt (Note 12)		**59,987,964**	3,332,759
Dividends payable		**5,013,853**	5,013,853
Subscriptions payable		**1,662,742**	1,662,742
Total Current Liabilities		**487,245,851**	353,592,097
Noncurrent Liability			
Long-term debt - net of current portion (Note 12)		**-**	56,656,907
Stockholders' Equity			
Capital stock - ₱1 par value (Note 13)			
Authorized - 1.55 billion shares			
Issued		**1,482,066,842**	1,482,068,946
Subscribed		**52,877,174**	52,881,496
Subscriptions receivable		**(2,112,899)**	(2,112,899)
Share in associate's revaluation increment (Note 7)		**483,869,872**	484,844,431
Unrealized losses on decline in market value of investments (Note 7)		**(200,752,169)**	(196,871,610)
Retained earnings (Notes 7 and 13)		**344,281,256**	382,612,587
Total Stockholders' Equity		**2,160,230,076**	2,203,422,951
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	₱	**2,647,475,927**	₱ 2,613,671,955

See accompanying Notes to Financial Statements.

Statements of Income

		Years Ended December 31	
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
REVENUES			
Share in petroleum operations (Notes 2 and 5)	₱ **21,852,692**	₱ 30,193,810	₱ 35,090,445
Equity in net earnings of associates - net (Note 7)	**21,120,465**	31,622,647	–
Interest (Note 15)	**8,891,167**	10,735,655	9,097,605
Dividends	**370,780**	3,078,200	749,015
Miscellaneous	**759,907**	398,934	3,468,828
	52,995,011	76,029,246	48,405,893
COSTS AND EXPENSES			
Interest and financing charges (Notes 2, 10, 11, 12 and 15)	**49,056,082**	33,825,754	43,437,213
Share in costs and operating (Notes 5 and 16)	**26,701,166**	26,687,047	27,757,412
General and administrative (Notes 6 and 17)	**13,557,653**	24,908,144	16,667,917
Foreign exchange loss - net (Notes 5 and 10)	**1,913,916**	1,485,664	–
Provision for decline in value of other investments (Note 7)	**–**	10,105,548	–
Abandonment losses (Notes 2 and 8)	**–**	–	10,523,321
Equity in net losses of associates - net (Note 7)	**–**	–	7,187,027
	91,228,817	97,012,157	105,572,890
LOSS BEFORE INCOME TAX	**38,233,806**	20,982,911	57,166,997
PROVISION FOR INCOME TAX (Note 19)	**97,525**	332,354	538,497
NET LOSS (Note 14)	₱ **38,331,331**	₱ 21,315,265	₱ 57,705,494
Loss Per Share (Note 14)	₱ **0.02497**	₱ 0.01445	₱ 0.04080

See accompanying Notes to Financial Statements.

Statements of Changes in Stockholders' Equity

FOR THE YEARS ENDED DECEMBER 31, 2003, 2002 AND 2001

	Capital Stock (Note 13)				Share in Associate's Revaluation Increment	Unrealized Losses on Decline in Market Value (MV) of Investments	Retained Earnings	Total
	Issued	Subscribed	Treasury Stock	Subscriptions Receivable				
Balance at January 1, 2001, as previously stated	₱1,155,209,370	₱379,741,072	₱ –	(₱172,583,409)	₱486,619,833	(₱158,702,120)	₱493,464,093	₱2,183,748,839
Share in associate's adjustment to retained earnings (Note 7)	–	–	–	–	–	–	(1,547,444)	(1,547,444)
Adjustment on the accumulated equity in net earnings of an associate (Notes 3 and 7)	–	–	–	–	–	–	(2,894,886)	(2,894,886)
Balance at January 1, 2001, as restated	1,155,209,370	379,741,072	–	(172,583,409)	486,619,833	(158,702,120)	489,021,763	2,179,306,509
Collection of subscriptions receivable	–	–	–	74,004,258	–	–	–	74,004,258
Conversion of subscriptions receivable to notes receivable	–	–	–	12,313,717	–	–	–	12,313,717
Decline in MV of marketable securities	–	–	–	–	–	(6,619,550)	–	(6,619,550)
Issuance of capital stock	124,753,038	(124,753,038)	–	–	–	–	–	–
Conversion of subscriptions receivable to treasury shares	–	–	(63,179,358)	63,179,358	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(800,843)	–	–	(800,843)
Net loss, as restated	–	–	–	–	–	–	(57,705,494)	(57,705,494)
Balance at December 31, 2001, as restated	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱431,316,269	₱2,200,498,597
Balance at January 1, 2002, as previously stated	₱1,279,962,408	₱254,988,034	(₱63,179,358)	(₱23,086,076)	₱485,818,990	(₱165,321,670)	₱436,841,332	₱2,206,023,660
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(5,525,063)	(5,525,063)
Balance at January 1, 2002, as restated	1,279,962,408	254,988,034	(63,179,358)	(23,086,076)	485,818,990	(165,321,670)	431,316,269	2,200,498,597
Collection of subscriptions receivable	–	–	–	20,973,177	–	–	–	20,973,177
Sale of treasury stock	–	–	63,179,358	–	–	–	(27,388,417)	35,790,941
Decline in MV of marketable securities	–	–	–	–	–	(31,549,940)	–	(31,549,940)
Issuance of capital stock	202,106,538	(202,106,538)	–	–	–	–	–	–
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss, as restated	–	–	–	–	–	–	(21,315,265)	(21,315,265)
Balance at December 31, 2002, as restated	₱1,482,068,946	₱52,881,496	₱ –	(₱2,112,899)	₱484,844,431	(₱196,871,610)	₱382,612,587	₱2,203,422,951
Balance at January 1, 2003, as previously stated	₱1,482,068,946	₱52,881,496	₱ –	(₱2,112,899)	₱484,844,431	(₱206,977,158)	₱394,631,555	₱2,205,336,371
Adjustment on the decline in MV of other investment	–	–	–	–	–	10,105,548	(10,105,548)	–
Adjustment on the accumulated equity in net earnings of an associate (Note 7)	–	–	–	–	–	–	(1,913,420)	(1,913,420)
Balance at January 1, 2003, as restated	1,482,068,946	52,881,496	–	(2,112,899)	484,844,431	(196,871,610)	382,612,587	2,203,422,951
Adjustment on fractional shares	(2,104)	(4,322)	–	–	–	–	–	(6,426)
Decline in MV of marketable securities	–	–	–	–	–	(3,880,559)	–	(3,880,559)
Share in change in associate's revaluation increment	–	–	–	–	(974,559)	–	–	(974,559)
Net loss	–	–	–	–	–	–	(38,331,331)	(38,331,331)
Balance at December 31, 2003	₱1,482,066,842	₱52,877,174	₱ –	(₱2,112,899)	₱483,869,872	(₱200,752,169)	₱344,281,256	₱2,160,230,076

See accompanying Notes to Financial Statements.

Statements of Cash Flows

	Years Ended December 31		
	2003	2002 (As Restated, Notes 3 and 7)	2001 (As Restated, Notes 3 and 7)
CASH FLOWS FROM OPERATING ACTIVITIES			
Loss before income tax	**(₱ 38,233,806)**	(₱ 20,982,911)	(₱ 57,166,997)
Adjustments for:			
Interest and financing charges	**49,056,082**	33,825,754	43,437,213
Depletion, depreciation and amortization	**3,546,555**	4,404,801	5,088,835
Unrealized foreign exchange loss (gain) - net	**2,122,187**	1,491,869	(95,127)
Equity in net losses (earnings) of associates - net	**(21,120,465)**	(31,622,647)	7,187,027
Interest income	**(8,891,167)**	(10,735,655)	(9,097,605)
Provision for doubtful accounts	**–**	9,292,397	–
Operating loss before working capital changes	**(13,520,614)**	(14,326,392)	(10,646,654)
Decrease (increase) in:			
Receivables	**9,484,120**	(5,136,725)	3,716,650
Crude oil inventory	**–**	847,064	1,736,007
Other current assets	**21,562**	–	(917)
Increase in accounts payable and accrued expenses	**26,695,847**	15,224,119	10,774,297
Cash generated from (used in) operations	**22,680,915**	(3,391,934)	5,579,383
Interest received	**9,190**	15,107	2,291,541
Interest and financing charges paid	**(15,761,681)**	(49,205,678)	(43,212,609)
Income taxes paid	**(413,173)**	(332,354)	(603,551)
Net cash from (used in) operating activities	**6,515,251**	(52,914,589)	(35,945,236)
CASH FLOWS FROM INVESTING ACTIVITIES			
Cash dividends received	**3,801,581**	33,097,912	7,963,478
Share in movements of wells, platforms and other facilities	**5,813,412**	–	–
Reductions in (additions to):			
Property and equipment	**(4,745,273)**	(14,464,724)	(8,034,136)
Deferred oil exploration and development costs	**(6,714,854)**	(2,684,881)	(9,455,847)
Advances to affiliated companies - net	**(1,307,587)**	(5,637,084)	(5,402,168)
Investments	**–**	(675,307)	–
Other noncurrent assets	**(2,202,119)**	2,339,840	4,077,778
Net cash from (used in) investing activities	**(5,354,840)**	11,975,756	(10,850,895)
CASH FLOWS FROM FINANCING ACTIVITIES			
Proceeds from:			
Sale of treasury stock	**–**	35,790,941	–
Subscriptions receivable	**–**	20,973,177	74,004,257
Dividends payable	**–**	139,356	–
Payments of:			
Long-term debt	**(57,500)**	–	–
Loans payable	**(1,702)**	(15,131,478)	(29,637,125)
Subscriptions payable	**–**	–	(618,650)
Adjustments on fractional shares	**(6,426)**	–	–
Net cash from (used in) financing activities	**(65,628)**	41,771,996	43,748,482
NET INCREASE (DECREASE) IN CASH	**1,094,783**	832,893	(3,047,649)
CASH AT BEGINNING OF YEAR	**1,140,340**	307,447	3,355,096
CASH AT END OF YEAR	**₱ 2,235,123**	₱ 1,140,340	₱ 307,447

See accompanying Notes to Financial Statements.

Notes to Financial Statements

1. Corporate Information

The Philodrill Corporation (the Company) was incorporated in the Philippines as an investment holding company with investments in property development, financial services, oil exploration and production and mining.

The Company, which is operating in only one business segment, has three associates with one engage in real estate business and the others engage in financial services. The Company and its associates have no geographical segments as they were incorporated and are operating within the Philippines. Financial information regarding business segments as of and for the years ended December 31, 2003 and 2002 is presented in Note 7.

The Company's average number of employees was 28 in 2003 and 2002.

The registered office address of the Company is 8th Floor, Quad Alpha Centrum, 125 Pioneer Street, Mandaluyong City.

The financial statements of the Company as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 were authorized for issue by the Board of Directors on April 21, 2004.

2. Status of Operations

Petroleum Operations

The Company, together with other participants (collectively referred to as the "Contractor"), entered into several Service Contracts (SCs) and Geophysical Survey and Exploration Contracts (GSEC) with the Philippine Government, through the Department of Energy (DOE), for the exploration, development and exploitation of the contract areas situated mostly in offshore Palawan where oil discoveries were made. The Company's present petroleum revenues and production costs and related expenses are from certain areas of SC 14, particularly Nido, Matinloc and North Matinloc.

The aforementioned SCs and GSECs provide for certain minimum work expenditure obligations and the drilling of a specified number of wells and are covered by operating agreements which set forth the participating interests, rights and obligations of the Contractor. The Company's share in the jointly controlled assets of the aforementioned SCs and GSECs is included principally under the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets.

The Company's participating interests in the different SCs and GSECs as of December 31, 2003 and 2002 are as follows:

	Participating Interest (in percentage)	
	2003	2002
SC 6 (Northwest Palawan)		
Block A		
Cadlao Block	**0.803**	–
Farmout Block	**40.940**	–
Octon Block	**43.330**	37.050
Block B (Bonita)	**14.000**	14.000
SC 14 (Northwest Palawan)		
Block A (Nido)	**20.317**	20.317
Block B (Matinloc)	**25.745**	25.745
Block B-1 (North Matinloc)	**9.748**	9.748
Block C (West Linapacan)	**20.100**	19.450
Block D (Retention Block)	**18.800**	18.800
Tara Block	**22.500**	–
Libro Block	**12.683**	–
SC 41 (Sulu Sea)	**2.322**	9.125
GSEC 98 (Onshore Mindoro)	**79.455**	79.455
GSEC 75 (Central Luzon)	**0.000**	0.000
SW Palawan	**1.950**	1.950
SWAN Block (Northwest Palawan)	**32.975**	Various*

**Block A (35.631%), Block B (16.190%), Block C (14.693%) and Block D (50%)*

SC 6
The Company, together with the other members of the consortium, signed a Farm-out Agreement with Rock Oil International, Inc. (ROII) in February 2004. The agreement has been duly received and acknowledged by the DOE. As part of the farm-out commitment, ROII will drill a well within the service contract area by June 2004 at no cost to the other members of the consortium.

The consortium has received an offer from the Commissioning Services International (CSI) to farm-in to the various blocks of SC 6A Cadlao and SC 6B Bonita. The proposal involves the possible reactivation of the Cadlao field production and geological and geophysical programs for the exploration potential of block SC 6B Bonita.

SC 14

The contract areas covered by SC 14 are situated offshore Northwest of Palawan Island and West of Busuanga Island in the Philippines. SC 14 is under the operatorship of Alcorn Production (Philippines), Inc. (APPI). Crude oil production in the West Linapacan Oilfield (WLO) remained suspended since 1996 due to significant decline in crude oil production caused by increasing water intrusion. However, small scale production continued in the other areas of SC 14 during the year.

Pursuant to the farm-in agreement executed between the SC 14 consortium and Nido Petroleum Limited (Nido Petroleum; formerly Socdet Production Pty. Ltd.) on September 26, 1996, Nido Petroleum conducted a three-dimensional (3D) seismic survey covering the SC 14 area at its sole cost, risk and expense. Nido Petroleum will earn 35% participating interest by carrying out the 3D seismic survey and an additional 25% participating interest by drilling the option well at its own cost, risk and expense for a total of 60% working interest in the contract area. Nido Petroleum will be the designated operator of SC 14 after the exercise of the option to drill a well is made. Subsequent to the farm-in agreement with Nido Petroleum, the Company acquired 50% of Nido Petroleum's equity in exchange for sharing 50% of Nido Petroleum's costs as defined in the farm-in agreement under the Deed of Assignment and Assumptions executed by both parties on February 17, 1997. On January 15, 1999, the members of the SC 14 consortium and Nido Petroleum executed a Consolidated Deed of Assignment and Assumptions (Consolidated Deed), made effective December 29, 1998, formalizing the assignments of interest in SC 14 as provided for in the farm-in agreement and the Assignment Agreement (Agreements) entered into between Nido Petroleum and the Company. The Consolidated Deed provides for, among others, the assignments of 17.5% interest in SC 14 each to Nido Petroleum and the Company, respectively, in consideration for the fulfillment of obligations as indicated in the Agreements.

During 1999, Nido Petroleum completed and submitted the processed data involving the 3D seismic survey and other reports required under the Agreements. Consequently, Nido Petroleum and the Company earned their 17.5% interest each in SC 14. Nido Petroleum and the Company, however, did not exercise their option to drill one well in the contract area. The Company's participating interests in SC 14 as a result of the assignment are as follows: Block A - 20.317%; Block B - 25.745%; Block C - 19.450%; and Block D - 18.800%.

In 1981, the Galoc oil and gas discovery was made in a water depth of 1,100 feet. Five wells were drilled on the geologic structure, all of which tested to have oil and gas reserves. In November 2002, the Company and other members of the SC 14 consortium entered into a Study Agreement with a foreign company for the latter to carry out a phased study of the Galoc oil and gas discovery in SC 14 with the intent to develop the oilfield should it prove to be economically feasible. The agreement provided that the foreign company pay for the cost of the study and an option to farm-in to the Galoc area in such percentage and under such terms and conditions to be spelled-out in the covering farm-in agreement. The results of the study showed that the Galoc Oilfield has recoverable reserves conservatively estimated at 23 million barrels. However, the foreign company concluded that with such reserves, the development of the field will not yield its desired economic margin; hence, it opted not to exercise its farm-in option. The consortium is currently looking for oil companies who are willing to farm-in and develop the Galoc Oilfield.

In August 2003, the consortium's crude oil sales agreement with its sole costumer expired and was not renewed. Accordingly, the Consortium did not have any crude oil sales from such date up to December 31, 2003. On February 4, 2004, APPI entered into a crude oil sales agreement with Pilipinas Shell Petroleum Corporation for the spot sale of crude oil produced and saved from the Nido and Matinloc Oilfields of approximately 54,000 barrels at prices defined in the sales agreement.

The profitability of petroleum operations and full recovery of unamortized cost of wells, platforms and other facilities and deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions are dependent upon the development of the Galoc area, as well as the ability of the consortium to mature certain prospects within the contract areas.

In February 2004, VAALCO Energy, Inc., Alcorn Philippines, Inc., Altisima Energy, Inc. and APPI (collectively, the "Seller") entered into an Option Agreement (the Agreement) with Basic Petroleum & Minerals Corp., Oriental Petroleum & Minerals Corp., Linapacan Oil & Gas Power Corp., Nido Petroleum Philippines Pty, Ltd., Alcorn Gold Resources Corporation, Petro Energy Resources Corp., Phoenix Energy Corporation and Trans-Asia Oil & Energy Development Corp. and the Company (collectively, the "Buyer"). Under the Agreement, the Seller granted the Buyer the option to purchase the Seller's participating interests in SC 6 and SC 14 and, subject to approval by the DOE, all the Seller's rights, title and interests in and to all of: (a) the platforms, wells, production facilities and related assets, (b) contracts, data, information and related materials, (c) accounts payable, asserted claims, contingent liabilities and non-intercompany accounts receivables, (d) crude oil held or saved in the production facility after the Effective Date, and (e) the jointly contributed operating expense fund and contingency fund (collectively, the "Interests") incident to its ownership and operation of the Service Contracts.

The significant terms of the Agreement follow:

1. The Interests to be transferred are subject to the obligation of the Buyer to comply with existing laws, rules and regulations of the DOE and the terms and conditions of the Service Contracts and respective Joint Operating Agreements (JOAs);
2. Buyer shall have the right to perform, at its option, whatever due diligence it deems necessary in respect of the Interests and Seller's rights therein during the period prior to Closing on April 30, 2004; and

3. At any time prior to Closing, Buyer, but not Seller, may, in its sole and absolute discretion, notify Seller that it does not intend to acquire the Interests, in which case the Agreement shall terminate and neither party shall have any further obligation, either monetary or otherwise, to the other party. If not terminated prior to the Closing Date, Seller will transfer the Interests to Buyer at Closing pursuant to a mutually acceptable Purchase and Sale Agreement that will include the following significant terms and conditions, among others:

   a. All Interests will be conveyed on an "as is, where is" basis and Buyer will assume all rights, responsibilities and obligations in connection with such Interests as more fully described in the Agreement, including but not limited to, the obligation to plug and abandon the wells, platforms and other off shore facilities;

   b. The Effective Date of the transfer shall be February 1, 2004 and the Closing Date shall be on April 30, 2004; and

   c. The purchase price shall be One Hundred United States Dollars (US$100) and other valuable considerations.

As of April 21, 2004, the option is still open and the Buyer has not notified the Seller of its intent to acquire or not to acquire the subject Interests.

SC 41
In 2003, the contract area of SC 41 was unitized thereby dissolving the previous Block A and B subdivisions for the shallow and deep water areas, respectively, of the contract acreage. Furthermore, the Filipino Group (as defined in the Operating Agreement) assigned to Unocal Sulu, Ltd. (Unocal) the excess of their aggregate 15% participating interest in exchange for a free carry in the next exploratory drilling in the block. By virtue of the unitization and assignment to Unocal, the Company which used to have a participating equity of 9.125% in Block A now has a 2.322% participating interest in the entire contract area.

SWAN Block
On October 23, 1995, the members of the consortium of GSEC 65, 67 and 71 agreed to consolidate their respective contracts into one GSEC, otherwise known as GSEC 83. The consolidated GSEC provides for the designation of the contract areas as Blocks A (GSEC No. 65), B (GSEC No. 67) and C (GSEC No. 71), and amended the minimum work expenditure obligations of the contractors under the relinquished GSECs. Subsequently, amendments to the respective JOAs were finalized in an Agreement for Cooperation Among Joint Operators. GSEC 83 expired in June 1998. The consortium, which is now led by the Company, as operator, pursued another GSEC application. GSEC Nos. 83 (Northwest Palawan) and 86 (Northwest Malampaya) have been combined into a single block application, the SWAN Block GSEC application. The Company, upon its request to the DOE, was allowed in 1999 to downgrade the GSEC application into a Non-exclusive Geographical Permit (NGP) that would grant the consortium a non-exclusive right to survey the surrounding premises covered by the contact area. The NGP ran until March 15, 2001. In April 2001, a GSEC application has been submitted by the Company to the DOE, together with the full payment of all application and processing fees, awaiting approval. The Company believes that after the DOE has evaluated and awarded the areas to the other winning bidders, a favorable response will be obtained from the DOE on its application.

GSEC 98
The Company is currently applying for the extension of GSEC 98, which expired on September 23, 2003, with the DOE. The DOE has asked the Company to secure a farm-in before granting the request. Currently, the Company is engaged in discussions with a foreign company from China which has expressed interest to farm-in to the onshore Mindoro Block.

GSEC 75
The Company has signed an Option Agreement with Reliance Oil and Gas Company (ROGC), a Filipino registered corporation, for an option to buy back at most 10% participating equity in GSEC 75. ROGC has signed a farm-in agreement with Philippine National Oil Company Exploration Development Corporation (PNOC EDC), the current operator of the block, wherein ROGC could earn as much as 75% equity participation for drilling up to two wells.

As of December 31, 2003, the Company has no direct participating interest in GSEC 75 after it failed to buyback its 10% participating interest from PNOC EDC on August 21, 2003.

As discussed in Note 8, the Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

Debt Servicing
The Company has incurred recurring losses. As of December 31, 2003, the Company's current liabilities exceeded its current assets by ₱468.4 million. However, a portion of the "Investments – net" account in the balance sheets, consists of shares of stock which are listed with the Philippine Stock Exchange and which could be sold to meet the Company's obligations as might be called for by future circumstances. These shares of stock have an aggregate market value of ₱192.9 million as of December 31, 2003.

As more fully discussed in Note 12, the Company failed to pay certain maturing principal loan balances and interests to its creditor banks. The Company is continuously negotiating with its creditor banks for the restructuring of its loans.

The ultimate outcome of the foregoing matters cannot be presently determined. The accompanying financial statements do not include any adjustments to reflect the possible future effects of the recoverability and classification of assets or the amounts and classifications of liabilities that may result from the outcome of this uncertainty.

3. Summary of Significant Accounting Policies

Basis of Accounting
The accompanying financial statements are prepared in conformity with accounting principles generally accepted in the Philippines and under historical cost convention, except for (a) crude oil inventory is stated at market and (b) investments accounted for under the equity method include the Company's share in the revaluation increment of an associate.

Basis of Financial Statements
The accompanying financial statements include the Company's share in the assets, liabilities, income and expenses of the joint operations covered by the SCs and GSECs discussed in Note 2.

Adoption of New Accounting Standards
The Company adopted the following Statements of Financial Accounting Standards (SFAS)/International Accounting Standards (IAS) which became effective January 1, 2003:

- SFAS No. 10/IAS No. 10, *Events After Balance Sheet Date,* which prescribes the accounting and disclosures related to adjusting and non-adjusting subsequent events. Additional disclosures required by the standard were included in the financial statements, principally the date of the authorization for release of the financial statements.
- SFAS No. 37/IAS No. 37, *Provisions, Contingent Liabilities and Contingent Assets,* which provides the criteria for the recognition and bases for measurement of provisions, contingent liabilities and contingent assets. It also specifies the disclosures that should be included with respect to these items.
- SFAS No. 38/IAS No. 38, *Intangible* Assets, which establishes the criteria for the recognition and measurement of intangible assets. It also requires that expenditures on research, start-up, training, advertising and relocation be expensed as incurred. As discussed in Note 7, the Company's associate, the investment in which is accounted for using the equity method, retroactively adjusted its financial statements in view of the adoption of SFAS No. 38/IAS No. 38. The change in accounting policy has been accounted for retroactively and the comparative financial statements for 2002 and 2001 have been restated. The change increased the Company's retained earnings as of January 1, 2001 by ₱1.5 million.

New Accounting Standards Effective Subsequent to 2003
The Accounting Standards Council has approved the following accounting standards which will be effective subsequent to 2003:

- SFAS No. 21/IAS No. 21, *The Effects of Changes in Foreign Exchange Rates,* which provides restrictive conditions for the capitalization of foreign exchange losses. The Company will adopt SFAS No. 21/IAS No. 21 in 2005 on a retroactive basis. The standard provides that upon adoption in 2005, any unamortized capitalized foreign exchange adjustments will be adjusted against beginning retained earnings and prior years' financial statements presented will be restated. Total unamortized foreign exchange adjustments included under "Property and equipment" and "Deferred oil exploration and development costs" accounts amounted to ₱35.6 million as of December 31, 2003 (see Notes 6 and 8).
- SFAS No. 12/IAS No. 12, *Income Taxes,* which prescribes the accounting treatment for income taxes. The standard requires the use of a balance sheet liability method in accounting for deferred income taxes. It requires the recognition of deferred tax liability and asset, subject to certain conditions, for all temporary differences with certain exceptions. The standard provides for the recognition of a deferred tax asset when it is probable that taxable income will be available against which the deferred tax asset can be used. It also provides for the recognition of a deferred tax liability with respect to asset revaluations.
- SFAS No. 17/IAS No. 17, *Leases,* which prescribes the accounting policies and disclosures to apply to finance and operating leases. Finance leases are those that transfer substantially all the risks and rewards incidental to ownership of the leased asset to the lessee. A lessee is required to capitalize finance leases as assets and recognize the related liabilities at the lower of the fair value of the leased asset and the present value of the minimum lease payments. The lessee should also depreciate the leased asset. On the other hand, a lessee should charge to expense operating lease payments.

The Company will adopt SFAS No. 12/IAS No. 12 and SFAS No. 17/IAS No. 17 in 2004 and, based on current estimates, management does not believe the effect of the adoption of the new standards on the financial statements will be material.

Revenue Recognition
Revenue is recognized to the extent that it is probable that the economic benefits will flow to the Company and the revenue can be reliably measured. The following specific recognition criteria must also be met before revenue is recognized:

Sale of goods
Revenue from petroleum operations is recognized as income at the time of production.

Interest
Interest income from bank deposits and notes receivable is recognized on a time proportion basis on the principal outstanding and at the rates applicable.

Dividend
Dividend income is recognized when the stockholders' rights to receive the payment is established.

Rental income
Rental income is recognized when earned and in accordance with the lease agreement.

Cash
Cash includes cash on hand and with banks.

Receivables
Receivables are stated at face value less allowance for doubtful accounts. An estimate for doubtful accounts is made when collection of the full amount is no longer probable.

Crude Oil Inventory
Crude oil inventory is valued at market.

Property and Equipment
Property and equipment are stated at cost less accumulated depletion, depreciation and amortization and any impairment in value.

The initial cost of other property and equipment comprises its purchase price, including taxes and any directly attributable costs of bringing the asset to its working condition and location for its intended use. Expenditures incurred after the other property and equipment have been put into operation, such as repairs and maintenance, are normally charged to income in the period the costs are incurred. In situations where it can be clearly demonstrated that the expenditures have resulted in an increase in the future economic benefits expected to be obtained from the use of an item of other property and equipment beyond its originally assessed standard of performance, the expenditures are capitalized as an additional cost of other property and equipment. When assets are sold or retired, their cost, accumulated depreciation and amortization and allowance for impairment in value are eliminated from the accounts and any gain or loss from their disposal is included in the statements of income.

Depletion of wells, platforms and other facilities are provided on a field basis under the unit-of-production method based upon estimates of proved reserves. The depletion base includes the estimated future development cost of the undeveloped reserves. Depreciation of other property and equipment is computed using the straight-line method over the estimated useful lives of the assets as follows:

Category	Number of Years
Office condominium units and improvements	20
Office furniture, fixtures and equipment	5
Transportation equipment	5

The useful lives and depletion, depreciation and amortization methods are reviewed periodically to ensure that the methods and periods are consistent with the expected pattern of economic benefits from items of property and equipment.

Marketable Securities
Investment in marketable securities, shown as part of "Investments - net" account in the balance sheets, are carried at the lower of aggregate cost or market value determined at balance sheet date. The cost of marketable securities sold, if any, is based on the average cost of all the shares of each security held at the time of sale.

Unrealized losses resulting from the excess of aggregate cost over market value for current marketable securities are charged to operations; on the other hand, unrealized losses on noncurrent marketable securities are charged to unrealized losses on the decline in market value of investments shown as a separate item in the Stockholders' Equity section of the balance sheets. Any recoveries in market values, as long as these do not exceed costs, are recognized as unrealized gains and are credited to income for the period for current marketable securities and to unrealized losses on the decline in market value of investments for noncurrent marketable securities.

Investments
The following investments in associates are accounted for using the equity method:

	Percentage of Ownership
PentaCapital Investments Corporation (PentaCapital)	40.00%
PentaCapital Holdings, Inc. (Penta Holdings)	15.00%
EDSA Properties Holdings Inc. (EPHI)	9.02%

Associates are the entities in which the Company has significant influence and which are not subsidiaries. The investments in associates are carried in the balance sheets at cost plus post-acquisition changes in the Company's share of net assets of the associates less any impairment in value. The statements of income reflect the Company's share of the associates' operating results and any impairment in value. The difference between the Company's cost of such investments and its proportionate share in the underlying net assets of the associates at dates of acquisition is amortized using the straight-line method over a 20-year period and is included as part of the "Equity in net earnings or losses of associates" account. Unrealized intercompany profits that are significant are eliminated to the extent of the Company's proportionate share thereof. A provision for losses is recognized for any substantial and presumably permanent decline in the carrying value of the investments.

The Company's share in an associate's revaluation increment on land and land improvements, which is presented in the Stockholders' Equity section of the associate's balance sheets, is also shown in the Stockholders' Equity section of the Company's balance sheets.

Interest in Jointly Controlled Assets

Interest in jointly controlled assets is accounted for by recognizing in the financial statements the Company's share in the jointly controlled assets, included principally in the "Wells, platform and other facilities" and "Deferred oil exploration and development costs" accounts in the balance sheets and any liabilities incurred jointly with the other venturers as well as the related revenues and expenses of the joint venture. The Company also recognizes the expenses which it has incurred in respect of its interest in the joint venture and the related liabilities.

Other Investments

Other investments in shares of stock are carried at cost adjusted for any substantial and presumably permanent decline in value.

Deferred Oil Exploration and Development Costs

The Company follows the full cost method of accounting for exploration and development costs determined on the basis of each SC/GSEC area. Under this method, all exploration and development costs relating to each SC/GSEC are tentatively deferred pending determination of whether the contract area contains oil and gas reserves in commercial quantities. The exploration and development costs relating to the SC/GSEC area where oil and gas in commercial quantities are discovered are subsequently capitalized as "Wells, platforms and other facilities" shown under "Property and equipment" account in the balance sheets upon commercial production. When the SC/GSEC is permanently abandoned or the Company has withdrawn from the consortium, the related deferred oil exploration and development costs are written-off. SCs and GSECs are considered permanently abandoned if the SCs and GSECs have expired and/or there are no definite plans for further exploration and/or development.

Interest costs relating to the acquisition, exploration and development of participating interest in the petroleum concessions are capitalized until the commencement of commercial production.

Impairment of Assets

Property and equipment and other long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts of the assets may not be recoverable. Whenever the carrying amount of an asset exceeds its estimated recoverable amount, an impairment loss is recognized in the statements of income. The estimated recoverable amount is the higher of an asset's net selling price and value in use. The net selling price is the amount obtainable from the sale of an asset in an arm's length transaction less the costs of disposal, while value in use is the present value of estimated future cash flows expected to arise from the continuing use of an asset and from its disposal at the end of its useful life.

Reversal of impairment losses recognized in prior years is recorded when there is an indication that the impairment losses recognized for the asset no longer exist or have decreased. The reversal is recorded in the statements of income. However, the increased carrying amount of an asset due to a reversal of an impairment loss is recognized to the extent it does not exceed the carrying amount that would have been determined (net of depletion, depreciation and amortization) had no impairment loss been recognized for that asset in prior year.

Borrowing Costs

Borrowing costs generally are expensed as incurred. Borrowing costs are capitalized if they are directly attributable to the acquisition or construction of a qualifying asset. Capitalization of borrowing costs commences when the activities to prepare the asset are in progress and expenditures and borrowing costs are being incurred. Borrowing costs are capitalized until the assets are substantially ready for their intended use. If the carrying amount of the asset exceeds its estimated recoverable amount, an impairment loss is recorded.

Provisions

Starting January 2003, provisions are recognized when the Company has a present obligation (legal or constructive) as a result of a past event, it is probable that an outflow of resources embodying economic benefits will be required to settle the obligation and a reliable estimate can be made of the amount of obligation. Where the Company expects a provision to be reimbursed, the reimbursement is recognized as a separate asset but only when the reimbursement is certain. If the effect of the time value of money is material, provisions are determined by discounting the expected future cash flows at a pre-tax rate that reflects current market assessments of the time value of money and, where appropriate, the risks specific to the liability. Where discounting is used, the increase in the provision due to the passage of time is recognized as interest expense.

In prior years, provisions for contingencies were accrued when it is probable that a liability had been incurred at balance sheet date and the amount can be reasonably estimated. Otherwise, the loss contingencies were disclosed.

Related Parties

Parties are considered related if one party has the ability, directly or indirectly, to control the other party or exercise significant influence over the other party in making financial and operating decisions. Parties are also considered to be related if they are subject to common control or common significant influence.

Income Taxes

Deferred income tax is provided using the liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to: (a) the temporary differences between the financial reporting bases of assets and liabilities and their related tax bases;

(b) net operating loss carryover (NOLCO); and (c) the carry forward benefit of the excess of minimum corporate income tax (MCIT) over the regular corporate income tax. Deferred tax assets and liabilities are measured using the tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled and NOLCO and MCIT are expected to be applied. A valuation allowance is provided for the portion of deferred tax assets which is not expected to be realized in the future.

Foreign Currency Transactions
Transactions in foreign currencies are recorded using the exchange rate at the date of transaction. Monetary assets and liabilities denominated in foreign currencies are restated using the rate of exchange at the balance sheet date. Exchange gains or losses are credited or charged to current operations, except for those gains or losses relating to the acquisition of working interest in the petroleum concessions which are credited or charged to "Wells, platforms and other facilities" and "Deferred oil exploration and development costs" accounts, as appropriate.

Loss Per Share
Loss per share is determined by dividing net loss by the weighted average number of shares issued and subscribed during the year, net of treasury shares, after giving retroactive effect to stock dividends declared.

Contingencies
Contingent liabilities are not recognized in the financial statements. These are disclosed unless the possibility of an outflow of resources embodying economic benefits is remote. Contingent assets are not recognized in the financial statements but disclosed when an inflow of economic benefits is probable.

Subsequent Events
Post year-end events that provide additional information about the Company's position at the balance sheet date (adjusting events), are reflected in the financial statements. Post year-end events that are not adjusting events are disclosed in the notes to the financial statements when material.

4. Receivables

	2003	2002
Accounts with contract operator (see Note 5)	₱ **15,489,926**	₱ 23,729,239
Advances to officers and employees	**511,436**	564,142
	₱ **16,001,362**	₱ 24,293,381

Accounts with contract operator represent the excess of proceeds from crude oil liftings over the amounts advanced by the contract operator for the Company's share in exploration, development and production expenditures relating to SC 14 mentioned in Note 2.

5. Interest in Jointly Controlled Assets

The Company's interest in the jointly controlled assets in the various SCs and GSECs and any liabilities incurred jointly with the other venturers, as well as the related income and expenses of the venture, which are included in the financial statements are as follows:

	2003	2002
Current assets:		
Receivables	₱ **15,489,926**	₱ 23,729,239
Noncurrent assets:		
Property and equipment - net		
Wells, platform and other facilities	**584,586,368**	585,654,507
Less accumulated depletion	**(287,878,784)**	(286,419,350)
	296,707,584	299,235,157
Deferred oil exploration and development costs	**820,540,256**	800,073,889
Other noncurrent assets	**14,390,186**	11,548,599
	1,131,638,026	1,110,857,645
	₱ **1,147,127,952**	₱ 1,134,586,884
Current liabilities:		
Accounts payable and accrued expenses	₱ **69,538,154**	₱ 63,909,673

		2003		2002		2001
Revenues:						
Sales from petroleum operations	**₱**	**21,852,692**	₱	30,193,810	₱	35,090,445
Foreign exchange gain - net		**1,377,223**		506,372		758,012
		23,229,915		30,700,182		35,848,457
Cost and expenses:						
Costs of petroleum operations						
Production costs		**25,241,732**		24,433,400		24,677,484
Depletion		**1,459,434**		2,253,647		3,079,928
		26,701,166		26,687,047		27,757,412
	(₱	**3,471,251)**	₱	4,013,135	₱	8,091,045

6. Property and Equipment

	Wells, Platforms and Other Facilities						
	SC14 Block C, D, Tara, Libro, Galoc, Verde and Deepwater	SC 14 Block A, B, and B-1	Office Condominium Units and Improvements	Office Furniture, Fixtures and Equipment	Transportation Equipment	**2003 Total**	2002 Total
Cost							
Balance at beginning of year	₱ 297,539,978	₱ 288,114,529	₱ 14,009,422	₱ 10,005,708	₱ 6,852,131	**₱ 616,521,768**	₱ 602,057,044
Additions	4,264,462	480,811	–	–	–	**4,745,273**	14,464,724
Reclassifications and others	(5,813,412)	–	–	–	–	**(5,813,412)**	–
Balance at end of year	295,991,028	288,595,340	14,009,422	10,005,708	6,852,131	**615,453,629**	616,521,768
Accumulated depletion, depreciation and amortization							
Balance at beginning of year	–	286,419,350	10,496,409	9,112,093	4,734,881	**310,762,733**	306,357,932
Depletion, depreciation and amortization for the year	–	1,459,434	700,471	535,150	851,500	**3,546,555**	4,404,801
Balance at end of year	–	287,878,784	11,196,880	9,647,243	5,586,381	**314,309,288**	310,762,733
Net book values	₱ 295,991,028	₱ 716,556	₱ 2,812,542	₱ 358,465	₱ 1,265,750	**₱ 301,144,341**	₱ 305,759,035

As discussed in Note 2, the temporary suspensions of the production and operation activities in the WLO and producing blocks (A, B and B-1) raise uncertainties as to the profitability of petroleum operations. The full recovery of the unamortized cost is dependent upon additional discoveries of oil reserves, among others.

Depletion, depreciation and amortization charged to operations amounted to ₱3.5 million in 2003, ₱4.4 million in 2002 and ₱5.1 million in 2001.

The balance of wells, platforms and other facilities includes capitalized interest costs relating to areas still for further development amounting to about ₱4.3 million in 2003, ₱5.0 million in 2002 and ₱5.9 million in 2001.

Foreign exchange differences capitalized to wells, platforms and other facilities amounted to ₱0.3 million in 2002 and 2001. Such foreign exchange differences relate to the Company's loans payable (see Note 10). Total unamortized foreign exchange adjustments as of December 31, 2003 amounted to ₱8.9 million.

7. Investments

	2003	2002 (As Restated)
Investments in associates - at equity	**₱ 1,327,473,187**	₱ 1,311,128,862
Marketable equity securities - at lower of aggregate cost or market value		
Cost	**241,583,384**	241,583,384
Less allowance for decline in market value	**200,752,169**	196,871,610
	40,831,215	44,711,774
Other investments - Camp John Hay Golf Club, Inc. (17 shares):		
Cost	**20,305,555**	20,305,555
Less allowance for decline in value	**10,105,548**	10,105,548
	10,200,007	10,200,007
	₱ 1,378,504,409	₱ 1,366,040,643

The details of marketable securities are as follows:

	2003		2002	
	Cost	**Market Value**	Cost	Market Value
Atlas Consolidated Mining and Development Corporation (Atlas)	**₱101,061,306**	**₱ 2,998,361**	₱101,061,306	₱ 3,747,951
Anglo Philippine Holdings Corporation - A	**49,095,645**	**7,979,840**	49,095,645	7,979,840
EPHI	**37,491,082**	**14,140,602**	37,491,082	18,029,268
Vulcan Industrial & Mining Corporation - A	**16,061,971**	**2,179,712**	16,061,971	2,241,989
United Paragon Mining Corporation - A	**12,803,152**	**719,489**	12,803,152	159,045
Fil-Estate Land, Inc.	**10,423,888**	**881,756**	10,423,888	622,416
South China Resources, Inc.	**2,775,235**	**578,151**	2,775,235	622,624
Others	**11,871,105**	**11,353,304**	11,871,105	11,308,641
	₱241,583,384	**₱40,831,215**	₱241,583,384	₱44,711,774

As of December 31, 2003 and 2002, the marketable securities are carried at their aggregate market value, which are lower than their aggregate cost of ₱241.6 million. The gross unrealized losses on the decline in market value of marketable securities in 2003 and 2002 amounted to ₱200.8 million and ₱196.6 million, respectively. As of April 21, 2004, the aggregate costs of the portfolio exceeded the aggregate market values by ₱200.8 million.

The details of investments carried under the equity method are as follows:

		December 31, 2003		
	Acquisition Cost	**Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends**	**Share in Associate's Revaluation Increment on Land and Land Improvements**	**Carrying Value**
EPHI - 9.02% owned	**₱506,944,714**	**₱122,033,124**	**₱483,869,872**	**₱1,112,847,710**
PentaCapital - 40% owned	**158,648,939**	**11,535,778**	**-**	**170,184,717**
Penta Holdings - 15% owned	**30,000,000**	**14,440,760**	**-**	**44,440,760**
	₱695,593,653	**₱148,009,662**	**₱483,869,872**	**₱1,327,473,187**

		December 31, 2002		
	Acquisition Cost	Accumulated Equity in Net Earnings Including Amortization of Goodwill and Net of Dividends (As Restated)	Share in Associate's Revaluation Increment on Land and Land Improvements	Carrying Value
EPHI - 9.02% owned	₱506,944,714	₱ 97,182,833	₱484,844,431	₱1,088,971,978
PentaCapital - 40% owned	158,648,939	19,181,232	-	177,830,171
Penta Holdings - 15% owned	30,000,000	14,326,713	-	44,326,713
	₱695,593,653	₱130,690,778	₱484,844,431	₱1,311,128,862

The changes in accumulated equity in net earnings are as follows:

	Balance December 31, 2002 (As Previously Stated)	Effects of Prior Period Adjustments on Accumulated Equity in Net Earnings	Balance December 31, 2002 (As Restated)	Equity in Net Earnings (Losses) Including Amortization of Goodwill	Dividends	**Balance December 31, 2003**
EPHI	₱93,042,982	₱4,139,851	₱97,182,833	₱28,651,872	(₱3,801,581)	**₱122,033,124**
PentaCapital	25,234,503	(6,053,271)	19,181,232	(7,645,454)	-	**11,535,778**
Penta Holdings	14,326,713	-	14,326,713	114,047	-	**14,440,760**
	₱132,604,198	(P1,913,420)	₱130,690,778	₱21,120,465	(₱3,801,581)	**₱148,009,662**

Following is summarized financial information of EPHI, PentaCapital and Penta Holdings (in thousands):

	2003			2002		
	EPHI	**Penta Capital**	**Penta Holdings**	EPHI (As Restated)	Penta Capital	Penta Holdings
Revenues	**₱727,667**	**₱89,445**	**₱774**	₱649,064	₱97,999	₱885
Income before other income (expenses)	**326,866**	**24,277**	**99**	246,551	36,027	717
Net income (loss)	**251,424**	**17,249**	**760**	214,373	24,274	(4)
Total assets	**14,276,739**	**555,149**	**368,814**	13,940,183	579,793	368,696
Investments and advances	**1,963,562**	**173,524**	**183,075**	1,963,955	177,720	236,531
Property and equipment	**11,050,843**	**40,819**	**–**	11,051,283	44,512	–
Total liabilities	**869,462**	**89,928**	**147,542**	714,348	132,563	117,184

EPHI

EPHI was incorporated and registered with the Securities and Exchange Commission (SEC) on October 21, 1987 to acquire, own, develop, subdivide, sell, mortgage, exchange, lease or hold for investment real estate of all kinds. EPHI's revenue consists primarily of its rental income from the lease of its properties.

In 2002, one of EPHI's subsidiary adjusted the amortization period of its building improvements from 45 years to 25 years to correspond to the shorter of the lease term (as provided in the memorandum of agreement between EPHI and the subsidiary) and the estimated useful life. However, for consolidation reporting, EPHI adjusted the depreciation expense of such building improvements to conform to the Group's policy of depreciating building and building improvements over 45 years because the building improvements will revert to EPHI upon expiry of the lease term. Accordingly, the net income in 2003 and 2002 reflected in the consolidated statements of income of EPHI is higher compared to the net income for the years 2003 and 2002 reflected in the parent company financial statements by approximately ₱70.0 million and ₱59.0 million, respectively. Accordingly, the Company adjusted its accumulated equity in net earnings to the opening balance of retained earnings in 2003 to reflect the higher consolidated net income of EPHI in 2002. The equity in net earnings of EPHI in 2003 is based on the consolidated net income of the associate.

In 2003, EPHI's associate adjusted its net income and retained earnings in view of its adoption of SFAS No. 38/IAS No. 38. EPHI's share in the decrease in the 2001 beginning balance of retained earnings of its associate amounted to ₱17.2 million. The Company's share in EPHI's adjustment to retained earnings amounted to ₱1.5 million (see Note 3).

The Company's equity in net assets of EPHI exceeded the carrying value of its investment by ₱65.7 million in 2003 and ₱71.7 million in 2002.

PentaCapital

PentaCapital is a domestic investment house incorporated and registered with the SEC on September 8, 1993. PentaCapital offer comprehensive financial products and investment alternatives to clients; sponsor and facilitate capital information from both domestic and foreign sources for the creation, expansion and modernization of commercial, industrial and agricultural enterprises; provide financial, technical, managerial and administrative assistance in the acquisition of ownership over investments, shares and securities; and engage in general financial and securities brokerage/dealership. PentaCapital's income consists mainly of syndication, consultancy and professional fees.

In 2003, 2002 and 2001, the reports of other auditors on PentaCapital's financial statements were qualified due to the following:

a. Nonrecognition of provision for probable losses on past due loan to a certain entity amounting to ₱8.3 million, net of possible collection in 2003;

b. Nonrecognition of provision for probable losses on long outstanding due from customers of ₱7.5 million in 2002 and ₱8.0 million in 2001 and the related deferred income tax asset of ₱2.4 million and ₱2.5 million in 2002 and 2001, respectively, by Intra-Invest Securities, Inc., Penta Capital's subsidiary (IISI, 63.7%-owned in 2002 and 50%-owned in 2001);

c. Nonrecognition of provision for probable losses on other receivables of ₱22.9 million and ₱6.1 million in 2003 and 2002, respectively;

d. Nonrecognition of provision for decline in value of investments in shares of stock amounting to ₱5.2 million in 2003 and 2002;

e. Nonrecognition of impairment loss on the recorded goodwill of ₱11.6 million arising from investment in IISI in 2002;

f. Nonrecognition of a portion of the revenue arising from syndication, consultancy and professional services amounting to US$0.404 million or its equivalent of ₱21.5 million in 2002;

g. Direct charge to retained earnings of the reversal of allowance for probable losses amounting to ₱2.5 million net of the related deferred income tax asset of ₱1.2 million in 2002; and

h. Direct charge to retained earnings of the additional valuation reserve on the following assets in 2001:

PentaCapital:	
Receivable from customers, net of the related deferred income tax of ₱21,034,965	₱44,699,299
Due from affiliates, net of the related deferred income tax of ₱551,804	1,172,584
Other assets, net of the related deferred income tax of ₱11,430,266	35,552,444
	81,424,327
PentaCapital Finance Corporation (PCFC, 98.75% owned):	
Receivables from customers, net of the related deferred income tax of ₱712,288	1,513,613
Other assets, net of the related deferred income tax of ₱2,760,820	5,866,741
	88,804,681
Share of minority interest in the adjustment to retained earnings of PCFC	(92,254)
	₱88,712,427

The net effect of the above qualifications would have decreased PentaCapital's net income by ₱37.0 million in 2003, ₱7.0 million in 2002 and ₱94.1 million in 2001 had PentaCapital followed accounting principles generally accepted in the Philippines. In 2003, the Company adjusted its equity in net earnings of PentaCapital to conform with accounting principles generally accepted in the Philippines. The adjustments have been accounted for retroactively and the comparative statements for 2002 and 2001 have been restated. The adjustment increased net loss by ₱14.8 million in 2003, ₱2.8 million in 2002 and ₱37.6 million in 2001.

The adjustments on the PentaCapital's accumulated equity in net earnings and correspondingly on the Company's investments and equity in net earnings of PentaCapital have no effect on the taxable income of prior years.

Penta Holdings

Penta Holdings was incorporated on June 26, 1996 primarily to engage in various real estate, financial and securities transactions. Penta Holdings' revenues consists mainly of interest income from short-term investments.

We were unable to perform sufficient additional procedures on the 2003 financial information of Penta Holdings audited by other auditors.

Other Investments

In 2002, the Company charged directly to the "Unrealized losses on the decline in market value of investments" account, under the Stockholders' Equity section, the provision for decline in value of its other investments amounting to about ₱10.1 million. Such accounting treatment does not conform with accounting principles generally accepted in the Philippines. In 2003, the Company changed its accounting treatment to conform with accounting principles generally accepted in the Philippines. The change was accounted on a retroactive basis and decreased "Unrealized losses on decline in market value of investments" account and retained earnings by ₱10.1 million.

Undistributed Earnings of Associates

The undistributed earnings of associates included in the Company's retained earnings amounting to ₱148.0 million in 2003 and ₱130.7 million in 2002, based on their financial statements, are not currently available for distribution as dividends unless declared by such associates.

8. Deferred Oil Exploration and Development Costs

The balance of deferred oil exploration and development costs includes capitalized interest costs amounting to about ₱13.7 million in 2003 and ₱13.9 million in 2002.

Foreign exchange differences capitalized to deferred oil exploration amounted to ₱0.4 million in 2002 and ₱0.5 million in 2001. Such foreign exchange adjustments relate to the Company's loans payable (see Note 9). Total unamortized foreign exchange differences as of 2003 amounted to ₱26.7 million.

The full recovery of the deferred oil exploration and development costs incurred in connection with the Company's participation in the acquisition, exploration and development of petroleum concessions is dependent upon the discovery of oil and gas in commercial quantities from the respective petroleum concessions and the success of the future development thereof.

As discussed in Note 2, the Company has no direct participating interest in GSEC 75 as of December 31, 2003. However, management believes that the terms in the Option Agreement entered into with ROII retain the Company's rights over the contract area, hence, no provision for probable losses was recognized.

The Company has written off the deferred exploration costs incurred for GSEC 87 (Sibutu Block) as of December 31, 2001 amounting to about ₱10.5 million as it was permanently abandoned when the GSEC expired and no application for renewal was made by the Company.

9. Other Noncurrent Assets

	2003	2002
Accrued interest receivables (see Note 15)	**₱ 46,300,381**	₱ 37,418,403
Accounts with partners	**14,390,186**	11,548,599
Dividends receivable	**2,250,000**	2,250,000
Deposits	**783,177**	783,177
Others	**393,547**	1,033,016
	64,117,291	53,033,195
Less allowance for doubtful accounts (see Note 15)	**3,678,279**	3,678,279
	₱ 60,439,012	₱ 49,354,916

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced by the Company, net of cash contributions.

Dividends receivable represents the Company's share on the dividends declared by Penta Holdings, an associate, amounting to ₱15.0 million in 2002.

10. Loans Payable

	2003	2002
Loans obtained from local banks:		
United Coconut Planters Bank	**₱ 67,093,753**	₱ 67,093,756
Development Bank of the Philippines (DBP)	**64,799,147**	64,799,147
Bank of the Philippine Islands	**28,542,500**	28,600,000
Rizal Commercial Banking Corporation	**29,531,252**	28,360,644
	188,966,652	188,853,547
Loans obtained from an associate:		
PentaCapital (see Note 15)	**68,379,508**	55,450,000
	₱ 258,346,160	₱ 244,303,547

a. Loans obtained from local banks

Loans obtained from local banks denominated in U.S. dollars and Philippine pesos, are secured by the following:

i. Noncurrent marketable securities and investments in shares of associates with a total market value of ₱177.4 million in 2003 and ₱223.5 million in 2002; and

ii. Mortgage on the Company's office condominium units and improvement pursuant to a Mortgage Trust Indenture. The appraised value of the mortgaged properties as determined by an independent qualified appraiser on September 16, 2003 is ₱71.5 million.

Interest is computed on prevailing bank rates, ranging from 11% to 18% in 2003 and 2002. As of December 31, 2003, total accrued interest amounted to ₱21.9 million and accrued penalty on DBP loans amounted to ₱15.7 million.

DBP
On October 21, 2002, the maturity dates of the DBP loan, including all unpaid interest, were extended from June 26, 2002 and December 3, 2002 to February 3, 2003 as covered by the Amendment to the Credit Line Agreement (the Agreement). Also included in the Agreement is the 75% condonation of penalties on past due principal and interest amounting to about ₱3.5 million subject to the full settlement of the liabilities on or before due date. Also provided in the Agreement is the foreclosure of the pledged shares of stock should the Company fail to meet its outstanding liabilities on due date.

On February 3, 2003, the Company was not able to pay its outstanding liabilities except for the interest accruing up to that date. Accordingly, the 75% condonation of penalties was invalidated by DBP on its formal notice dated February 6, 2002. The Company renegotiated several times with DBP for the settlement of its liabilities and was given by DBP an extension until November 28, 2003 to fully pay its liabilities. However, the Company was unable to pay its obligations on the said date and consequently, the pledged shares on the loans were foreclosed by DBP. The Company received a Notice of Sale by Notary Public on January 12, 2004 and the pledged shares were sold to the highest bidder on January 23, 2004. Total liabilities extinguished by the foreclosure amounted to ₱84.5 million (inclusive of interests and penalties). The said foreclosure resulted to a loss of ₱220.5 million.

Other Local Banks
As of April 21, 2004, the Company failed to pay maturing principal loan balances to other local banks of about ₱99.7 million and the Company has difficulty paying interests accruing the principal loan balances. The Company is continuously negotiating with the other local banks for the restructuring of its loans.

The other local banks also charge penalty on unpaid interest ranging from 24% to 36% of outstanding unpaid principal and interest. As of December 31, 2003, the Company did not recognize the penalty charged by the other local banks since management believes that the ongoing negotiations will be favorable to the Company.

b. Loans from PentaCapital, an associate, have an interest rate of 15.5% per annum. The loan agreement provides for the lump sum payment of principal and interest on the maturity dates of the loans. In 2003, a total of ₱12.9 million unpaid interests on these loans was converted to new loans.

11. Accounts Payable and Accrued Expenses

	2003	2002
Trade	**₱ 101,189,989**	₱ 77,568,367
Accrued interest and penalty (see Notes 10, 12 and 15)	**43,203,488**	7,593,570
Accounts with partners	**11,987,548**	8,250,623
Others	**5,854,107**	5,866,636
	₱ 162,235,132	₱ 99,279,196

Accounts with partners represent the share of other partners in the SCs and GSECs mentioned in Note 2 in the exploration, development and production expenditures advanced for the Company, net of cash payments.

12. Long-term Debt

On December 27, 2002, the Company and Metropolitan Bank and Trust Company (MBTC) entered into an agreement to refinance the maturing short-term loan on December 26, 2002 amounting to ₱60.0 million. As approved by MBTC's Executive Committee, the short-term loan was converted into a five-year loan, inclusive of a six-month grace period on principal repayments. The principal will be paid in eighteen equal quarterly installments of ₱3.3 million commencing at the end of the 9th month from the drawdown date. The term loan is fully secured by properties of an affiliate.

Interest will be at the prevailing lending rate. MBTC waived the commitment fees and pre-payment penalties on the loan.

In 2003, the Company was unable to pay the two principal installments due on September 26, 2003 and December 26, 2003 amounting to ₱6.6 million and has difficulty paying interests accruing the principal loan balances. Accordingly, the whole amount of the loan was classified as current.

13. Capital Stock

The Company's authorized capital stock consists of:

	Number of Shares	Amount
Class A	930,000,000	₱ 930,000,000
Class B	620,000,000	620,000,000
	1,550,000,000	₱1,550,000,000

The two classes of shares enjoy the same rights and privileges except that Class A shares shall be issued solely to Philippine nationals while Class B shares may be issued to either Philippine or foreign nationals. The Company's capital stock's most recent registration with the Philippine Stock Exchange was on January 27, 1994. The Company has a total of 11,189 shareholders in 2003 and 11,295 shareholders in 2002.

The details and changes in the Company's issued and subscribed shares are as follows:

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Issued:				
Common Class A				
Balance at beginning of year	**882,929,995**	**₱ 882,929,995**	785,113,270	₱ 785,113,270
Issuance	–	–	97,816,725	97,816,725
Less adjustments on fractional shares	**2,104**	**2,104**	–	–
Balance at end of year	**882,927,891**	**882,927,891**	882,929,995	882,929,995
Common Class B				
Balance at beginning of year	**599,138,951**	**599,138,951**	494,849,138	494,849,138
Issuance	–	–	104,289,813	104,289,813
Balance at end of year	**599,138,951**	**599,138,951**	599,138,951	599,138,951
	1,482,066,842	**₱1,482,066,842**	1,482,068,946	₱1,482,068,946

	2003		2002	
	Number of Shares	**Amount**	Number of Shares	Amount
Subscribed:				
Common Class A				
Balance at beginning of year	**35,644,134**	**₱35,644,134**	133,460,859	₱ 133,460,859
Issuance	**–**	**–**	(97,816,725)	(97,816,725)
Less adjustments on fractional shares	**4,322**	**4,322**	–	–
Balance at end of year	**35,639,812**	**35,639,812**	35,644,134	35,644,134
Common Class B				
Balance at beginning of year	**17,237,362**	**17,237,362**	121,527,175	121,527,175
Issuance	**–**	**–**	(104,289,813)	(104,289,813)
Balance at end of year	**17,237,362**	**17,237,362**	17,237,362	17,237,362
	52,877,174	**₱ 52,877,174**	52,881,496	₱ 52,881,496

Treasury stock consists of:

	Number of Shares	Amount
Common Class A	78,016,608	₱ 40,882,227
Common Class B	42,550,188	22,297,131
	120,566,796	₱ 63,179,358

The Company sold its treasury stock on February and June 2002 for ₱0.30 and ₱0.24 per share, respectively. Total proceeds from the sale amounted to around ₱35.8 million. The difference between the cost and selling price of the treasury shares amounting to ₱27.4 million was charged to retained earnings.

14. Loss Per Share

	2003	2002 (As Restated, see Notes 3 and 7)	2001 (As Restated, see Notes 3 and 7)
Net loss	**₱ 38,331,331**	₱ 21,315,265	₱ 57,705,494
Weighted average number of shares	**1,534,947,229**	1,475,208,711	1,414,383,646
Loss per share	**₱ 0.02497**	₱ 0.01445	₱ 0.04080

15. Related Party Transactions

The Company, in the normal course of business, has transactions with affiliates (companies with common shareholders) which principally consist of loans and cash advances. Interest income related to receivables from affiliates amounted to ₱8.9 million in 2003, ₱10.7 million in 2002, and ₱9.1 million in 2001. Interest expense related to loans from an associate amounted to ₱10.1 million in 2003, ₱9.7 million in 2002 and ₱10.3 million in 2001.

a. Amounts due from these affiliated companies are summarized as follows:

	Advances to Affiliated Companies		Accrued Interest	
	2003	2002	**2003**	2002
United Paragon Mining Corporation	**₱24,822,840**	₱23,861,131	**₱18,758,176**	₱15,261,944
Vulcan Industrial and Mining Corporation	**23,814,411**	23,482,663	**9,331,799**	5,886,508
Fil-Energy Corporation	**14,251,893**	14,251,893	**14,532,127**	12,591,672
Ocean Composite Yacht, Inc. (OCYI)	**4,531,429**	4,500,000	**2,955,344**	2,955,344
Alakor Corporation	**3,695,731**	3,695,731	**–**	–
Pacific Rim Export Holdings, Corp. (Primex)	**1,114,118**	1,114,118	**722,935**	722,935
Mindoro Mining Corporation	**1,031,278**	1,031,278	**–**	–
Others	**350,460**	367,759	**–**	–
	73,612,160	72,304,573	**46,300,381**	37,418,403
Less allowance for doubtful accounts	**5,614,118**	5,614,118	**–**	–
	₱67,998,042	₱66,690,455	**₱46,300,381**	₱37,418,403

Management believes that the full amount of receivables from OCYI and Primex are no longer collectible. Accordingly, the Company provided full valuation allowance on its total receivables from OCYI and Primex in 2002.

b. Amounts due to affiliated companies are summarized as follows:

	Loans Payable		Accounts Payable and Accrued Expenses	
	2003	2002	**2003**	2002
PentaCapital	**₱68,379,508**	₱55,450,000	**₱50,309**	₱ 3,878,371
National Bookstore, Inc.	**–**	–	**26,221,956**	11,405,089
Alakor Corporation	**–**	–	**3,738,930**	3,307,372
Anglo Philippines Holdings Corporation	**–**	–	**2,275,906**	2,227,978
United Paragon and Mining Corporation	**–**	–	**126,340**	126,340
	₱68,379,508	₱55,450,000	**₱32,413,441**	₱20,945,150

16. Share in Costs and Operating Expenses

	2003	2002	2001
Petroleum operations (see Notes 2 and 5)	**₱ 24,760,294**	₱ 23,972,361	₱ 24,150,640
Depletion (see Notes 5 and 6)	**1,459,434**	2,253,647	3,079,928
Personnel (see Notes 5 and 18)	**481,438**	461,039	526,844
	₱ 26,701,166	₱ 26,687,047	₱ 27,757,412

17. General and Administrative Expenses

	2003	2002	2001
Personnel (see Note 18)	**₱ 5,103,567**	₱ 6,557,359	₱ 7,867,150
Depreciation and amortization (see Note 6)	**2,087,121**	2,151,154	2,008,907
Dues and subscription	**1,810,406**	1,533,750	1,648,353
Utilities	**1,562,242**	1,616,992	1,187,039
Outside services	**782,911**	686,351	556,900
Repairs and maintenance	**296,709**	598,463	700,798
Transportation and travel	**287,048**	235,918	49,908
Taxes and licenses	**277,393**	938,134	1,080,362
Insurance	**180,226**	203,432	166,940
Supplies	**161,510**	132,866	174,141
Entertainment, amusement and recreation	**71,450**	85,388	60,205
Advertising	**34,745**	46,766	404,206
Provision for doubtful accounts	**–**	9,292,397	–
Others	**902,325**	829,174	763,008
	₱ 13,557,653	₱ 24,908,144	₱ 16,667,917

18. Personnel Expenses

	2003	2002	2001
Salaries and wages	**₱ 3,926,994**	₱ 5,217,460	₱ 6,769,690
Employees' benefits	**1,387,988**	1,547,922	1,363,437
Social expenses	**270,023**	253,016	260,867
	₱ 5,585,005	₱ 7,018,398	₱ 8,393,994

19. Income Taxes

The components of net deferred tax assets consist of:

	2003	2002
Current:		
NOLCO	**₱ 14,965,625**	₱ 7,394,688
Allowance for doubtful accounts	**2,973,567**	2,973,567
MCIT	**476,808**	577,503
	18,416,000	10,945,758
Less valuation allowance	**18,416,000**	10,945,758
	₱ –	₱ –
Noncurrent:		
NOLCO	**₱ 29,768,224**	₱ 25,857,883
MCIT	**407,241**	788,179
	30,175,465	26,646,062
Less valuation allowance	**30,175,465**	26,646,062
	₱ –	₱ –

Management believes that the Company will not be able to realize the benefit of the deferred income tax assets in the future. Accordingly, a 100% valuation allowance was provided.

The provision for income tax consists of:

		2003		2002		2001
MCIT	₱	**95,870**	₱	311,371	₱	476,808
Final taxes on interest income and others		**1,655**		20,983		61,689
	₱	**97,525**	₱	332,354	₱	538,497

A reconciliation of income tax expense applicable to loss before income tax at the statutory income tax rate to the provision for income tax is as follows:

		2003		2002 (As Restated, see Notes 3 and 7)		2001 (As Restated, see Notes 3 and 7)
Income tax at statutory rate	(₱	**12,234,818)**	(₱	6,714,531)	(₱	18,293,439)
Add (deduct) tax effects of:						
Change in valuation allowance		**10,999,645**		4,008,788		(3,434,934)
Expired NOLCO and MCIT		**7,972,191**		10,168,408		18,877,366
Equity in net losses (earnings) of associates		**(6,758,549)**		(10,119,247)		2,299,849
Dividend income not subject to income tax		**(118,649)**		(985,024)		(239,685)
Nondeductible provision for decline in value of other investments		**–**		3,233,775		–
Others		**237,705**		740,185		1,329,340
	₱	**97,525**	₱	332.354	₱	538,497

As of December 31, 2003, the Company has NOLCO and MCIT that can be claimed as deductions from future taxable income and income tax payable, respectively, as follows:

Year Incurred	Applicable up to	NOLCO	MCIT
2001	2004	₱ 46,767,577	₱476,808
2002	2005	34,038,306	311,371
2003	2006	58,987,394	95,870
		₱139,793,277	₱884,049

NOLCO and MCIT amounting to ₱7.4 million and ₱0.6 million, respectively, expired in 2003.

20. Commitments and Contingencies

The Company's share in the exploration and development expenditures in the SCs and GSECs mentioned in Note 2 is approximately $234,640 (₱13.0 million) in 2004.

Board of Directors

Alfredo C. Ramos
Chairman

Henry A. Brimo
*Vice Chairman**

Nicasio I. Alcantara
Director

Gerard H. Brimo
Director

Walter W. Brown**
Director

Maximo G. Licauco III
Director

Teodoro L. Locsin Jr.
Director

Honorio A. Poblador III
Director

Presentacion S. Ramos
Director

Augusto B. Sunico
Director

Officers

Alfredo C. Ramos
Chairman & President

Henry A. Brimo
Vice Chairman

Augusto B. Sunico
Executive Vice President & Treasurer

Francisco A. Navarro
Vice President - Exploration

Reynaldo E. Nazarea
Vice President - Finance & Administration

Adrian S. Arias
Corporate Secretary

* Retired August 20, 2003
** Elected August 20, 2003

Corporate Directory

INDEPENDENT PUBLIC ACCOUNTANTS
SyCip Gorres Velayo & Co

TRANSFER AGENT
Fidelity Stock Transfers, Inc.

CORPORATE OFFICES
Quad Alpha Centrum
125 Pioneer Street
Mandaluyong City 1550
P.O. Box 12501, Ortigas Center Post Office
Pasig City, Philippines
Phone Nos.: (632) 631-8151 to 52
631-1801 to 05
Fax: (632) 631-8080 • (632) 631-5310
Email Address: phldrll@info.com.ph
Website: http://www.info.com.ph/~phldrll

BANKERS
Bank of the Philippine Islands
Citibank – N.A.
Development Bank of the Philippines
Rizal Commercial Banking Corporation
Metropolitan Bank & Trust Company
Unionbank of the Philippines
United Coconut Planters Bank